FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 30, 2020
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2020
Interim Management Statement

                          www.natwestgroup.com

NatWest Group plc
Q3 2020 Interim Management Statement

Alison Rose, Chief Executive Officer, commented:

"These results demonstrate the resilience of our underlying business and the strength of our balance sheet in the face of significant continued uncertainty. Our sector-leading capital position, strong levels of liquidity and intelligent and consistent approach to risk mean we can continue to provide our customers and communities with the support they need.

Although impairments were relatively low in the quarter and we have seen some positive trends across our customer base, the full impact of Covid-19 remains very unclear. Challenging times lie ahead, especially as the current government support schemes come to an end and as new Covid-19 related restrictions are introduced.

We continue to deliver well against our strategy, building a bank that champions potential and has the capability to grow. By building deeper relationships with our customers at every stage of their lives, simplifying the bank further, investing in innovation and partnerships and allocating capital well, we will deliver sustainable returns to our shareholders."

Financial performance in a challenging environment
●	Q3 2020 operating profit before tax of £355 million and an attributable profit to ordinary shareholders of £61 million including a £324 million loss on redemption of own debt.
●
In comparison to Q3 2019, across the retail and commercial businesses income decreased by 12.1%. Within NatWest Markets (NWM), the level of primary issuance and market activity eased in Q3 2020, compared to the first half of the year.

●
Bank net interest margin (NIM) of 1.65% was 2 basis points lower than Q2 2020 principally reflecting reduced structural hedge income as a result of lower swap rates and the contraction of the yield curve. Mortgage front book new business and switcher completion margins were approximately 140 basis points, broadly in line with the overall book margin.

●	Strategic costs of £223 million in Q3 2020 include £90 million redundancy costs, a £34 million charge related to technology spend and a £21 million property charge.
●
Other expenses, excluding operating lease depreciation (OLD), were £152 million lower than Q3 2019, with a £193 million cost reduction achieved for the year to date. We remain on track to achieve our £250 million target for full year 2020.

●	Net impairment losses of £254 million in Q3 2020, or 28 basis points of gross customer loans, resulted in an expected credit loss (ECL) coverage ratio of 1.72%.
Robust balance sheet with strong capital and liquidity levels
●
CET1 ratio of 18.2% was 100 basis points higher than Q2 2020 mainly reflecting a £7.6 billion reduction in RWAs, principally in NatWest Markets. Excluding IFRS 9 transitional relief, the CET1 ratio was 17.2%.

●
The liquidity coverage ratio (LCR) remains strong at 157%, representing £61.8 billion headroom above 100%, which includes the impact of a £5.0 billion term funding scheme (TFS) repayment within the quarter.

●
Across the retail and commercial businesses net lending increased by £0.4 billion during Q3 2020, as £2.9 billion drawdowns against UK Government lending initiatives and £2.4 billion related to mortgages was partially offset by net revolving credit facility (RCF) repayments of £3.1 billion and lower lending across Large Corporate & Institutions and Specialised business.

●
Customer deposits of £418.4 billion increased by £10.1 billion during Q3 2020, with retail and commercial balances £6.6 billion higher as consumer spending continued to be impacted by government restrictions and customers retained liquidity.

Outlook(1)
We retain the outlook guidance provided in the 2020 Interim Results with the exception of the following updates, noting the continued significant economic uncertainty.

We believe the full year impairment charge is likely to be at the lower end of the £3.5-4.5 billion range following the limited level of defaults across lending portfolios and associated ECL stage migration within the third quarter.

We now expect NatWest Group RWAs to be below our previously guided range of £185-195 billion at the end of 2020 following the relatively low level of procyclical inflation experienced to date, with previously expected uplifts delayed to 2021, whilst also now targeting NatWest Markets RWAs of around £30 billion by the end of 2020.

Note:
(1)   The guidance, targets, expectations and trends discussed in this section represent management's current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc "Risk Factors" as described on pages 108-109 of its Interim Results 2020, pages 29-31 of its Q1 2020 IMS and pages 281-295 of its 2019 Annual Report & Accounts. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Our Purpose in action - we champion potential, helping people, families and businesses to thrive

Helping our customers, colleagues and communities through the impacts of Covid-19
Provided lending support to our customers with a disciplined approach to risk and value creation:
●      Approved £13.0 billion through the government lending initiatives(1).
●      Facilitated approximately £8.8 billion of Covid-19 Corporate Financing Facilities (CCFF) issuances(2).

Supported the financial health of our customers:
●      Helped approximately 250,000 customers with an initial mortgage repayment holiday and provided payment holidays on over 72,000 business customer accounts(3).
●      Launched 'Banking My Way' service, enabling customers who need additional support to request bespoke assistance, with 38,500 registrations since its launch(4).

Long-term investment plan is powering our operational effectiveness:
●      Increased digital adoption with 9.3 million active digital users as at Q3 2020 (9.0 million as at Q3 2019), 6 million interactions with our AI chat bot Cora in the first nine months of 2020 (3.9 million in the first nine months of 2019) and c.9,000 weekly video banking conversations now taking place, compared to less than 100 a week in January 2020(5).
●      Announced a new relationship with BlackRock to support our investment management processing activity, enabling savings to be passed onto our clients.

Partnered to proactively respond and support UK communities:
●      NatWest Social and Community Capital launched a £1 million Coronavirus Response Fund offering grants to organisations across the UK that employ people from vulnerable or disadvantaged groups.
●      Launched a review with SafeLives into supporting survivors of economic abuse and acquired coercive debt.

Prioritised the wellbeing of our colleagues:
●      Continued to enable more than 50,000 colleagues to work from home, delivering office furniture and computer equipment, including 31,000 tech bundles to homes(6).
●      Enhanced our free mental health support through a new partnership with Silvercloud, providing substantial, sector-leading support to any colleague who needs it and provided all leaders access to extended mental health awareness support.

Q3 2020 progress against areas of focus
Enterprise - addressing barriers to enterprise and business creation:
●      NatWest Entrepreneur Accelerator Programme ranked the top UK accelerator by total attendances(7). The programme has run 800 virtual events with 33,000 attendees since the start of lockdown(2).
●      Over half of the £1 billion of debt funding to support female entrepreneurs announced in February 2020 has been committed as part of our ambition to help create new businesses in the UK(2).

Learning - skill building, particularly around financial confidence:
●      Reached 2.4 million people through financial capability interactions including live MoneySense lessons on social media(6).
●      Island Saver, the world's first financial education console, PC and mobile game, has been downloaded over 1.7 million times since its launch(8).

Climate - supporting the necessary transition to a low carbon economy:
●      As part of our membership of the Green Finance Institute's 'Coalition for the Energy Efficiency of Buildings', we have signed up to their Green Home Retrofit Principles.
●      Progress in sustainability has been recognised by leading ESG rating agencies: Sustainalytics substantially improved our Risk Score to 20.5 (from 27.5) in July 2020 and MSCI upgraded our ESG rating to A (from BBB) in October 2020.

Diversity and inclusion - building an open and inclusive bank where everyone can thrive:
●      In addition to our existing target of at least 14% BAME representation in senior UK roles by 2025, we have introduced a new target to have 3% Black colleagues in senior UK roles by 2025.
●      Included in 'The Times' Top 50 employers for women.

Notes:
(1)   As at 30 September 2020, inclusive of Commercial Banking and Private Banking: Bounce Back Loan Scheme (BBLS) - £7.9 billion; Coronavirus Business Interruption Loan Scheme (CBILS) - £3.9 billion, Coronavirus Large Business Interruption Loan Scheme (CLBILS) - £1.2 billion.
(2)   As at 30 September 2020.
(3)   For the nine months ended 30 September 2020 in Retail Banking and since 22 March 2020 in Commercial Banking. As at 30 September 2020, there were 37,000 active mortgage repayment holidays and approximately 55,000 active payment holidays on business customer accounts.
(4)   From launch date of 19 August 2020 to 9 October 2020.
(5)   Weekly conversation volumes, as at week commencing 12 October 2020.
(6)   For the nine months ended 30 September 2020.
(7)   Beauhurst report 'Accelerating Growth'- September 2020.
(8)   From launch date of 13 May 2020 to 30 September 2020.

Business performance summary

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
Performance key metrics and ratios	2020	2019	2020	2020	2019
Profit before impairment losses	£2,697m	£3,222m	£609m	£767m	£205m
Operating (loss)/profit before tax	(£415m)	£2,686m	£355m	(£1,289m)	(£8m)
(Loss)/profit attributable to ordinary shareholders	(£644m)	£1,723m	£61m	(£993m)	(£315m)
Bank net interest margin
(NatWest Group NIM excluding NWM) (1)	1.73%	2.02%	1.65%	1.67%	1.97%
Bank average interest earning assets
(NatWest Group excluding NWM) (1)	£449bn	£410bn	£468bn	£458bn	£416bn
Cost:income ratio (1)	66.9%	67.5%	74.5%	70.9%	92.9%
Loan impairment rate (1)	115bps	22bps	28bps	229bps	26bps
Earnings per share
- basic	(5.3p)	14.3p	0.5p	(8.2p)	(2.6p)
- basic fully diluted	(5.3p)	14.2p	0.5p	(8.2p)	(2.6p)
Return on tangible equity (1)	(2.7%)	6.8%	0.8%	(12.4%)	(3.8%)
Average tangible equity	£32bn	£34bn	£32bn	£32bn	£33bn
Average number of ordinary shares
outstanding during the period (millions)
- basic	12,090	12,064	12,110	12,085	12,075
- fully diluted (2)	12,112	12,099	12,133	12,107	12,106

	30 September	30 June	31 December
Balance sheet key metrics and ratios	2020	2020	2019
Total assets	£791.6bn	£806.9bn	£723.0bn
Funded assets (1)	£627.3bn	£623.5bn	£573.0bn
Loans to customers - amortised cost	£353.7bn	£352.3bn	£326.9bn
Impairment provisions	£6.1bn	£6.1bn	£3.7bn
Customer deposits	£418.4bn	£408.3bn	£369.2bn

Liquidity coverage ratio (LCR)	157%	166%	152%
Liquidity portfolio	£243bn	£243bn	£199bn
Net stable funding ratio (NSFR) (3)	147%	144%	141%
Loan:deposit ratio (1)	85%	86%	89%
Total wholesale funding	£75bn	£86bn	£75bn
Short-term wholesale funding	£25bn	£22bn	£19bn

Common Equity Tier (CET1) ratio (4)	18.2%	17.2%	16.2%
Total capital ratio	23.7%	22.5%	21.2%
Pro forma CET1 ratio, pre dividend accrual (5)	18.2%	17.2%	17.0%
Risk-weighted assets (RWAs)	£173.9bn	£181.5bn	£179.2bn
CRR leverage ratio	5.2%	5.1%	5.1%
UK leverage ratio	6.2%	6.0%	5.8%

Tangible net asset value (TNAV) per ordinary share	265p	264p	268p
Tangible net asset value (TNAV) per ordinary share - fully diluted (1,2)	264p	263p	267p
Tangible equity	£32,093m	£32,006m	£32,371m
Number of ordinary shares in issue (millions)	12,127	12,125	12,094
Number of ordinary shares in issue (millions) - fully diluted (2,6)	12,149	12,147	12,138

Notes:
(1)   Refer to the Appendix for details of basis of preparation and reconciliation of non-IFRS financial and performance measures.
(2)   Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for the nine months ended 30 September 2020 were 22 million shares; Q3 2020 -  23 million shares (nine months ended 30 September 2019 - 35 million shares; Q2 2020 - 22 million shares; Q3 2019 - 31 million shares) and as at 30 September 2020 were 22 million shares (as at 30 June 2020 - 22 million shares; as at 31 December 2019 - 44 million shares).
(3)   NSFR reported in line with CRR2 regulations finalised in June 2019.
(4)   At September and June 2020 there is no charge in CET1 for foreseeable dividends or charges. The pro forma CET1 ratio at 31 December 2019 excluded foreseeable charges of £968 million for ordinary dividends (3p per share final dividend and 5p per share special dividend) and £365 million pension contribution.
(5)   Based on CRR end point including the IFRS 9 transitional adjustment of £1.7 billion. Excluding this adjustment, the CET1 ratio would be 17.2%.
(6)   Includes 16 million shares held by the Employee Benefit Trust (30 June 2020 - 16 million shares; 31 December 2019 - 15 million shares).

Non-IFRS financial measures
This document contains a number of non-IFRS financial measures and performance metrics not defined under IFRS. For details of the basis of preparation and reconciliations, where applicable, refer to the Appendix.

Summary consolidated income statement for the period ended 30 September 2020

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Net interest income	5,778	6,010	1,926	1,910	2,006
Own credit adjustments	19	(58)	(34)	(102)	(12)
Other non-interest income	2,464	4,068	531	868	909
Non-interest income	2,483	4,010	497	766	897
Total income	8,261	10,020	2,423	2,676	2,903
Litigation and conduct costs	81	(810)	(8)	85	(750)
Strategic costs	(687)	(844)	(223)	(333)	(215)
Other expenses	(4,958)	(5,144)	(1,583)	(1,661)	(1,733)
Operating expenses	(5,564)	(6,798)	(1,814)	(1,909)	(2,698)
Profit before impairment losses	2,697	3,222	609	767	205
Impairment losses	(3,112)	(536)	(254)	(2,056)	(213)
Operating (loss)/profit before tax	(415)	2,686	355	(1,289)	(8)
Tax credit/(charge)	1	(395)	(207)	396	(201)
(Loss)/profit for the period	(414)	2,291	148	(893)	(209)

Attributable to:
Ordinary shareholders	(644)	1,723	61	(993)	(315)
Preference shareholders	21	30	5	8	10
Paid-in equity holders	272	277	80	95	95
Non-controlling interests	(63)	261	2	(3)	1

Notable items within total income
Alawwal bank merger gain in NatWest Markets	-	444	-	-	-
FX recycling (loss)/gain in Central items & other	(39)	290	64	(39)	-
Legacy liability release in Central items & other	-	256	-	-	-
Loss on redemption of own debt	(324)	-	(324)	-	-
Liquidity Asset Bond sale gain/(loss)	111	(8)	1	17	(19)
IFRS volatility in Central items & other	38	(34)	49	55	(51)
NatWest Markets asset disposals/strategic risk reduction	(75)	(35)	(12)	(63)	(8)
Share of losses under equity accounting for
Business Growth Fund	(28)	-	(43)	(1)	-

Business performance summary
Retail Banking (formerly UK Personal Banking)
	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2020	2020	2019		2020	2020	2019
	£m	£m	£m		£bn	£bn	£bn
Total income (1)	1,022	1,035	1,224	Net loans to customers -
Operating expenses (1)	(647)	(546)	(1,601)	amortised cost	166.7	164.5	158.9
Impairment losses	(70)	(360)	(131)	Customer deposits (1)	164.9	161.0	150.3
Operating profit/(loss)	305	129	(508)	RWAs	36.3	36.7	37.8
Return on equity	15.3%	5.7%	(26.8%)
Net interest margin	2.05%	2.18%	2.44%
Cost:income ratio	63.3%	52.8%	130.8%
Loan impairment rate	17bps	87bps	34bps

Note:
(1)   Comparisons with prior periods are impacted by the transfer of the Private Client Advice business to Private Banking from 1 January 2020. The net impact on Q3 2019 operating profit would have been to decrease total income by £11 million and operating expenses by £2 million. The net impact on the Q3 2019 balance sheet would have been to decrease customer deposits by £0.2 billion.
Retail Banking customer activity levels in Q3 2020 improved significantly compared with Q2 2020 with debit and credit card spend levels 30% and 43% higher respectively and mortgage applications increased by 91%. In the nine months ended 30 September 2020, Retail Banking helped approximately 250,000 customers with an initial mortgage repayment holiday and as at Q3 2020 had 37,000 active mortgage repayment holidays, representing 3% of the book by volume. Additionally, Retail Banking had approximately 40,000, or 4%, of personal loan customers on active repayment holidays as at Q3 2020.

●
Total income decreased by £202 million, or 16.5%, in comparison to Q3 2019 due to lower fee income on overdrafts, lower deposit returns, mortgage margin dilution and lower international spend related fee income, partially offset by strong balance growth in mortgages and customer deposits. Total income decreased by £13 million compared with Q2 2020, reflecting a 13 basis point reduction in net interest margin largely due to the deferred impact of the lower yield curve on deposit margins. Mortgage book margin stabilised in Q3 2020 as front book new business and switcher completion margins were approximately 140 basis points, broadly in line with the overall book margin. In Q3 2020, application margins were around 160 basis points as spreads in the market continued to widen.

●
Excluding strategic, litigation and conduct costs, operating expenses decreased by £49 million, or 8.0%, compared with Q3 2019, predominantly reflecting a reduction in staff costs associated with a 10.3% reduction in headcount.

●	Impairment losses of £70 million in Q3 2020 primarily reflect stage three default charges driven by personal advances.
●
Net loans to customers increased by £2.2 billion compared with Q2 2020. Gross new mortgage lending was £6.7 billion in Q3 2020, with market flow share of approximately 11% and strong retention supporting a stock share of approximately 10.6%. Unsecured balances remained stable in Q3 2020, compared with a reduction of £0.8 billion in Q2 2020.

●
Customer deposits increased by £3.9 billion in Q3 2020, compared with an £8.2 billion increase in Q2 2020, predominantly driven by increasing current account balances, however growth slowed in Q3 2020 as customer spend levels increased towards pre-Covid-19 levels.

Business performance summary
Ulster Bank RoI
	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2020	2020	2019		2020	2020	2019
	€m	€m	€m		€bn	€bn	€bn
Total income	145	135	161	Net loans to customers -
Operating expenses	(138)	(140)	(146)	amortised cost	20.2	20.5	21.4
Impairment (losses)/				Customer deposits	21.6	22.0	21.7
releases	(6)	(246)	19	RWAs	13.3	14.1	15.3
Operating profit/(loss)	1	(251)	34
Return on equity	0.2%	(45.5%)	5.8%
Net interest margin	1.47%	1.49%	1.54%
Cost:income ratio	95.2%	103.7%	90.7%
Loan impairment rate	11bps	460bps	(34)bps

Note: (1) Ratios have been presented on a Euro basis. Comparatives have been restated.

Our strategy to grow our Ulster Bank business in the Republic of Ireland organically and safely remains unchanged. We continue to evaluate the impact of Covid-19 and the challenges to the economy and we are reviewing our strategy appropriately and responsibly in light of these events.

In the event of any changes being made to our strategy, these would be undertaken with full consideration of any impact on customers, colleagues and shareholders in the first instance. Our priority now is to continue to remain focused on supporting our colleagues in serving our customers in these difficult times.

As at Q3 2020, Ulster Bank RoI had approved over 17,000 payment breaks and, of those who have rolled off their initial payment break, approximately 46% have opted for a second payment break, representing around 8% of the lending book by value.

●
Total income decreased by €16 million, or 9.9%, compared with Q3 2019 primarily due to lower lending income, reduced transaction volumes and fee income resulting from the impact of Covid-19. Total income increased by €10 million in comparison to Q2 2020, reflecting higher fee income from a return to more normalised transaction levels. Net interest margin decreased by 2 basis points in comparison to Q2 2020 reflecting the continued impact of negative rates on increased liquid assets.

●	Impairment losses were €6 million in Q3 2020, with payment breaks in part mitigating the full impact of credit losses attributable to the Covid-19 pandemic.
●
Net loans to customers decreased by €0.3 billion compared with Q2 2020 as repayments continued to exceed gross new lending, combined with a further derecognition of the non-performing loan (NPL) sale agreed in 2019. Gross new lending of €0.4 billion was broadly in line with Q2 2020.

●	Customer deposits decreased by €0.4 billion in comparison to Q2 2020 mainly due to the introduction of negative rates on certain commercial deposit categories.
●	RWAs decreased by €0.8 billion in comparison to Q2 2020 reflecting the €0.2 billion impact of the NPL sale derecognition, lower volumes and improved credit metrics.

Business performance summary
Commercial Banking
	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2020	2020	2019		2020	2020	2019
	£m	£m	£m		£bn	£bn	£bn
Total income	1,004	995	1,077	Net loans to customers -
Operating expenses	(553)	(611)	(638)	amortised cost	110.0	112.0	101.2
Impairment losses	(127)	(1,355)	(108)	Customer deposits	161.3	159.6	135.0
Operating profit/(loss)	324	(971)	331	RWAs	76.5	78.3	72.5
Return on equity	9.2%	(32.5%)	8.4%
Net interest margin	1.65%	1.70%	1.90%
Cost:income ratio	53.4%	59.9%	57.9%
Loan impairment rate	45bps	472bps	42bps

Commercial Banking continues to support customers through a comprehensive package of initiatives including participation in the UK Government's financial support schemes. As at Q3 2020, £7.9 billion BBLS, £3.7 billion CBILS and £1.2 billion CLBILS had been approved. Since 22 March 2020 Commercial Banking provided payment holidays on over 72,000 customer accounts and as at Q3 2020 had active payment holidays on c.55,000 customer accounts, representing c.8% of the lending book by value.

●
Total income decreased by £73 million, or 6.8%, compared with Q3 2019 as the continued contraction of the yield curve and lower business activity was partially offset by increased lending volumes. Net interest margin decreased by 5 basis points in comparison to Q2 2020 as a result of lower deposit funding benefits.

●	Other expenses, excluding OLD, were £36 million, or 6.8%, lower than Q3 2019 mainly due to a reduction in back office operations costs and a 3.0% reduction in headcount.
●
Impairment losses of £127 million in Q3 2020 primarily reflect stage one and two movements related to the expected deterioration in the economic environment, with total stage three charges of £53 million, including a small number of single name charges.

●
Net loans to customers decreased by £2.0 billion compared with Q2 2020 as £3.1 billion net RCF repayments and lower lending across Large Corporate & Institutions and Specialised business lending more than offset drawdowns against UK Government lending schemes, including £1.7 billion related to BBLS, £0.8 billion related to CBILS and £0.4 billion related to CLBILS. RCF utilisation decreased to c.26% of committed facilities, broadly in line with pre-Covid-19 levels.

●	Customer deposits increased by £1.7 billion compared with Q2 2020 as customers continued to retain liquidity.
●
RWAs decreased by £1.8 billion compared with Q2 2020 as lower lending volumes and a c.£1.5 billion reduction reflecting the CRR Covid-19 amendment to accelerate the planned changes to the SME supporting factor and the introduction of an Infrastructure supporting factor,  partially offset by risk parameter changes.

Business performance summary
Private Banking - (commentary adjusted for transfers)
	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2020	2020	2019		2020	2020	2019
	£m	£m	£m		£bn	£bn	£bn
Total income	187	191	198	Net loans to customers -
Operating expenses	(112)	(129)	(119)	amortised cost	16.5	16.0	15.5
Impairment				Customer deposits	30.3	29.8	28.4
(losses)/releases	(18)	(27)	2	RWAs	10.6	10.4	10.1
Operating profit	57	35	81	Assets Under Management
Return on equity	11.2%	6.6%	16.8%	(AUMs)	27.3	27.1	23.2
Net interest margin	1.99%	2.14%	2.35%	Assets Under Administration
Cost:income ratio	59.9%	67.5%	60.1%	(AUAs) (1)	2.8	2.7	7.2
Loan impairment rate	43bps	67bps	(5)bps	Total Assets Under
				Management and
				Administration (AUMA)	30.1	29.8	30.4

Notes:
(1)   Private Banking manages assets under administration portfolios on behalf of Retail Banking and RBSI and receives a management fee in respect of providing this service.
(2)   Comparisons with prior periods are impacted by the transfer of the Private Client Advice business from Retail Banking from 1 January 2020. The net impact on Q3 2019 operating profit would have been to increase total income by £11 million and operating expenses by £2 million. The net impact on the Q3 2019 balance sheet would have been to increase customer deposits by £0.2 billion. AUMs would have been £4.5 billion higher, with a corresponding decrease in AUAs. Variances in the commentary below have been adjusted for the impact of this transfer.

Private Banking remains committed to supporting clients through a range of initiatives, including the provision of mortgage and loan repayment breaks and via participation in UK Government lending initiatives, with c.£0.3 billion approved as at Q3 2020.

●
Total income was £22 million, or 10.5%, lower than Q3 2019 mainly reflecting lower deposit funding benefits, a reduction in fee income and one-off benefits related to hedging income gains in Q3 2019, partially offset by balance sheet growth. Net interest margin decreased by 15 basis points in comparison to Q2 2020 primarily due to lower deposit funding benefits.

●	Impairment losses of £18 million largely reflected stage one and two charges.
●	Net loans to customers increased by £0.5 billion in comparison to Q2 2020 reflecting mortgage growth and drawdowns against UK Government lending schemes.
●	Total AUMAs overseen by Private Banking increased by £0.3 billion compared with Q2 2020 reflecting positive investment performance.

RBS International
	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2020	2020	2019		2020	2020	2019
	£m	£m	£m		£bn	£bn	£bn
Total income	112	115	150	Net loans to customers -
Operating expenses	(53)	(65)	(62)	amortised cost	12.8	12.7	14.1
Impairment losses	(34)	(31)	-	Customer deposits	30.4	29.5	30.1
Operating profit	25	19	88	RWAs	7.0	6.8	6.5
Return on equity	6.4%	4.3%	26.0%
Net interest margin	1.07%	1.15%	1.55%
Cost:income ratio	47.3%	56.5%	41.3%
Loan impairment rate	105bps	97bps	-

As at Q3 2020, RBS International had 322 active mortgage repayment breaks, reflecting a mortgage value of £82 million, and is providing support for 566 business customers with working capital facilities, reflecting a value of £503 million, while continuing to suspend a range of fees and charges for its personal and business customers.

●
Total income decreased by £38 million, or 25.3%, compared with Q3 2019 primarily due to the impact of the interest rate reductions on deposit income and lower fee income reflecting the economic response to Covid-19. Net interest margin decreased by 8 basis points compared with Q2 2020 due to reduced funding benefits.

●
Excluding strategic, litigation and conduct costs, operating expenses decreased by £7 million, or 12.3%, compared with Q3 2019 mainly due to lower staff costs as a result of a 5.6% headcount reduction and lower project spend.

●	Impairment losses were £34 million higher than Q3 2019 due to revised economic scenarios, refreshed staging and maturity date analysis.
●	Customer deposits were £0.9 billion higher than Q2 2020 due to short term placements in the Institutional Banking Sector.
●	RWAs increased by £0.2 billion compared with Q2 2020 due to customer maturities and higher lending balances in the wholesale sector.

Business performance summary
NatWest Markets(1)
	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2020	2020	2019		2020	2020	2019
	£m	£m	£m		£bn	£bn	£bn
Total income	234	273	150	Funded Assets	121.3	122.9	116.2
of which:				RWAs	30.0	35.1	37.9
- Income excluding
asset disposals/strategic
risk reduction and own
credit adjustments	280	438	161
- Asset disposals/strategic
risk reduction (2)	(12)	(63)	-
- Own credit adjustments	(34)	(102)	(11)
Operating expenses	(302)	(365)	(348)
Impairment releases/(losses)	2	(45)	5
Operating (loss)	(66)	(137)	(193)
Return on equity	(4.7%)	(7.1%)	(8.7%)
Cost:income ratio	129.1%	133.7%	232.0%

Notes:
(1)    The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity (NWM Plc) or group (NWM or NWM Group). For 2019, NWM Group includes NatWest Markets N.V. (NWM N.V.) from 29 November 2019 only. For periods prior to Q4 2019, NWM N.V. was excluded from the NWM Group. In both 2019 and 2020 the NatWest Markets segment excludes the Central items & other segment.
(2)    Asset disposals/strategic risk reduction in 2020 relates to the cost of exiting positions and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020.

During Q3 2020 NatWest Markets made further progress on reshaping the business for the future, putting purpose at its core. The front office operating model was reorganised to increase focus on NatWest Group's customers. A Capital Management Unit has also been established to safely manage capital reduction and optimisation. Further refinements to the product suite were also communicated, to focus resources on developing product capability in the areas that matter most to NatWest Group's customers. This included exiting Distressed and Emerging Markets Credit trading and making changes to simplify the Rates business. In line with the strategy announced in February, NatWest Markets has continued to reduce RWAs, particularly within counterparty credit and market risk, and are now targeting RWAs of around £30 billion by the end of 2020.

●
Income excluding asset disposals/strategic risk reduction, OCA and notable items increased by £111 million, or 65.7%, in comparison to Q3 2019. Although market activity and the level of primary issuance eased in Q3 2020 compared to the first half of the year, income was significantly higher than Q3 2019 due to elevated hedging costs in the prior period.

●
Excluding strategic, litigation and conduct costs, operating expenses decreased by £57 million, or 20.2%, in comparison to Q3 2019 reflecting continued reductions in line with the strategic announcement in February 2020.

●	RWAs were £5.1 billion lower than Q2 2020 as counterparty credit risk decreased by £2.2 billion and market risk decreased by £2.2 billion due to capital optimisation actions.

Central items & other
	Quarter ended
	30 September	30 June	30 September
	2020	2020	2019
	£m	£m	£m
Central items not allocated	(285)	(146)	162

●
A £285 million operating loss within central items not allocated in Q3 2020 principally reflects the day one loss on redemption of own debt of £324 million related to the repurchase of legacy instruments which will result in annual net interest savings of c.£74 million. Q3 2019 principally reflected a £162 million reimbursment under indemnification agreements relating to residential mortgage-backed securities.

Segment performance
	Nine months ended 30 September 2020
Retail		Ulster	Commercial	Private	RBS	NatWest	Central items	Total NatWest
	Banking	Bank RoI	Banking	Banking	International	Markets	& other (1)	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	2,919	294	2,073	371	286	(55)	(110)	5,778
Non-interest income	288	85	934	208	85	1,086	(222)	2,464
Own credit adjustments	-	-	-	-	-	19	-	19
Total income	3,207	379	3,007	579	371	1,050	(332)	8,261
Direct expenses
- staff costs	(399)	(150)	(497)	(137)	(92)	(434)	(914)	(2,623)
- other costs	(152)	(65)	(211)	(61)	(37)	(131)	(1,678)	(2,335)
Indirect expenses	(1,178)	(139)	(958)	(149)	(42)	(229)	2,695	-
Strategic costs
- direct	(46)	(9)	(5)	(4)	(8)	(187)	(428)	(687)
- indirect	(138)	(10)	(111)	(10)	(3)	(24)	296	-
Litigation and conduct costs	191	1	8	(3)	3	(4)	(115)	81
Operating expenses	(1,722)	(372)	(1,774)	(364)	(179)	(1,009)	(144)	(5,564)
Operating profit/(loss)before impairment (losses)/releases	1,485	7	1,233	215	192	41	(476)	2,697
Impairment (losses)/releases	(727)	(251)	(1,917)	(74)	(80)	(38)	(25)	(3,112)
Operating profit/(loss)	758	(244)	(684)	141	112	3	(501)	(415)
Additional information
Return on equity (2)	12.2%	(16.6%)	(8.7%)	9.2%	10.0%	(0.8%)	nm	(2.7%)
Cost:income ratio (2)	53.7%	98.2%	57.4%	62.9%	48.2%	96.1%	nm	66.9%
Total assets (£bn)	189.5	27.4	186.9	24.9	32.7	283.2	47.0	791.6
Funded assets (£bn)	189.5	27.4	186.9	24.9	32.7	121.3	44.6	627.3
Net loans to customers - amortised cost (£bn)	166.7	18.3	110.0	16.5	12.8	10.1	19.3	353.7
Loan impairment rate (2)	57bps	175bps	226bps	59bps	83bps	nm	nm	115bps
Impairment provisions (£bn)	(1.9)	(0.8)	(3.0)	(0.1)	(0.1)	(0.2)	-	(6.1)
Impairment provisions - stage 3 (£bn)	(0.9)	(0.5)	(1.1)	-	-	(0.2)	-	(2.7)
Customer deposits (£bn)	164.9	19.6	161.3	30.3	30.4	4.7	7.2	418.4
Risk-weighted assets (RWAs) (£bn)	36.3	12.1	76.5	10.6	7.0	30.0	1.4	173.9
RWA equivalent (RWAe) (£bn)	36.3	12.1	76.6	10.6	7.1	32.0	1.4	176.1
Employee numbers (FTEs - thousands)	16.6	2.8	9.6	2.1	1.7	2.8	26.0	61.6
Average interest earning assets (£bn)	179.8	26.2	160.8	23.3	31.3	38.4	nm	487.8
Net interest margin	2.17%	1.50%	1.72%	2.12%	1.22%	(0.19%)	nm	1.58%
Third party customer asset rate (3)	2.92%	2.29%	2.93%	2.59%	2.57%	nm	nm	nm
Third party customer funding rate (3)	(0.23%)	(0.12%)	(0.20%)	(0.18%)	(0.03%)	nm	nm	nm

Refer to page 14 for the notes to this table. nm = not meaningful.

Segment performance
	Nine months ended 30 September 2019
	Retail	Ulster	Commercial	Private	RBS	NatWest	Central items	Total NatWest
	Banking	Bank RoI	Banking	Banking	International	Markets	& other (1)	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	3,118	302	2,127	391	361	(184)	(105)	6,010
Non-interest income	553	125	1,115	191	99	890	60	3,033
Own credit adjustments	-	1	-	-	-	(58)	(1)	(58)
Strategic disposals	-	-	-	-	-	444	591	1,035
Total income	3,671	428	3,242	582	460	1,092	545	10,020
Direct expenses
- staff costs	(431)	(156)	(521)	(122)	(89)	(508)	(905)	(2,732)
- other costs	(217)	(70)	(223)	(52)	(37)	(128)	(1,685)	(2,412)
Indirect expenses	(1,113)	(134)	(915)	(145)	(40)	(246)	2,593	-
Strategic costs
- direct	(8)	(12)	(20)	-	(9)	(104)	(691)	(844)
- indirect	(143)	(19)	(171)	(30)	(6)	(37)	406	-
Litigation and conduct costs	(918)	(21)	(50)	(2)	-	(3)	184	(810)
Operating expenses	(2,830)	(412)	(1,900)	(351)	(181)	(1,026)	(98)	(6,798)
Operating profit/(loss) before impairment (losses)/releases	841	16	1,342	231	279	66	447	3,222
Impairment (losses)/releases	(312)	38	(310)	5	3	41	(1)	(536)
Operating profit/(loss)	529	54	1,032	236	282	107	446	2,686
Additional information
Return on equity (2)	7.8%	3.4%	8.7%	16.7%	28.5%	(2.2%)	nm	6.8%
Cost:income ratio (2)	77.1%	96.3%	57.2%	60.3%	39.3%	94.0%	nm	67.5%
Total assets (£bn)	176.7	26.1	166.6	22.6	31.2	318.3	35.0	776.5
Funded assets (£bn)	176.7	26.0	166.6	22.6	31.2	142.7	34.9	600.7
Net loans to customers - amortised cost (£bn)	154.6	19.0	101.5	15.2	13.8	9.1	6.3	319.5
Loan impairment rate (2)	27bps	(26)bps	40bps	(4)bps	(3)bps	nm	nm	22bps
Impairment provisions (£bn)	(1.4)	(0.8)	(1.3)	-	-	(0.2)	(0.1)	(3.8)
Impairment provisions - stage 3 (£bn)	(0.8)	(0.8)	(1.0)	-	-	(0.2)	-	(2.8)
Customer deposits (£bn)	147.9	18.8	135.7	28.2	29.1	3.3	6.7	369.7
Risk-weighted assets (RWAs) (£bn)	37.5	13.3	77.0	10.0	6.5	43.8	1.4	189.5
RWA equivalent (RWAe) (£bn)	38.4	13.6	78.1	10.0	6.6	48.9	1.7	197.3
Employee numbers (FTEs - thousands)	18.5	3.0	9.9	1.9	1.8	5.1	25.5	65.7
Average interest earning assets (£bn)	165.3	25.2	145.8	21.5	29.3	35.1	nm	445.1
Net interest margin	2.52%	1.60%	1.95%	2.44%	1.65%	(0.70%)	nm	1.81%
Third party customer asset rate (3)	3.27%	2.29%	3.37%	2.95%	2.93%	nm	nm	nm
Third party customer funding rate (3)	(0.37%)	(0.15%)	(0.35%)	(0.44%)	(0.14%)	nm	nm	nm

Refer to page 14 for the notes to this table. nm = not meaningful.

Segment performance
	Quarter ended 30 September 2020
Retail		Ulster	Commercial	Private	RBS	NatWest	Central items	Total NatWest
	Banking	Bank RoI	Banking	Banking	International	Markets	& other (1)	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	937	100	703	120	85	(21)	2	1,926
Non-interest income	85	30	301	67	27	289	(268)	531
Own credit adjustments	-	-	-	-	-	(34)	-	(34)
Total income	1,022	130	1,004	187	112	234	(266)	2,423
Direct expenses
- staff costs	(131)	(50)	(156)	(44)	(27)	(108)	(311)	(827)
- other costs	(49)	(23)	(71)	(14)	(10)	(37)	(552)	(756)
Indirect expenses	(380)	(47)	(300)	(48)	(13)	(80)	868	-
Strategic costs
- direct	(45)	(5)	(3)	(4)	(5)	(67)	(94)	(223)
- indirect	(35)	(2)	(38)	-	2	(8)	81	-
Litigation and conduct costs	(7)	-	15	(2)	-	(2)	(12)	(8)
Operating expenses	(647)	(127)	(553)	(112)	(53)	(302)	(20)	(1,814)
Operating profit/(loss)before impairment (losses)/releases	375	3	451	75	59	(68)	(286)	609
Impairment (losses)/releases	(70)	(8)	(127)	(18)	(34)	2	1	(254)
Operating profit/(loss)	305	(5)	324	57	25	(66)	(285)	355
Additional information
Return on equity (2)	15.3%	(1.0%)	9.2%	11.2%	6.4%	(4.7%)	nm	0.8%
Cost:income ratio (2)	63.3%	97.7%	53.4%	59.9%	47.3%	129.1%	nm	74.5%
Total assets (£bn)	189.5	27.4	186.9	24.9	32.7	283.2	47.0	791.6
Funded assets (£bn)	189.5	27.4	186.9	24.9	32.7	121.3	44.6	627.3
Net loans to customers - amortised cost (£bn)	166.7	18.3	110.0	16.5	12.8	10.1	19.3	353.7
Loan impairment rate (2)	17bps	17bps	45bps	43bps	105bps	nm	nm	28bps
Impairment provisions (£bn)	(1.9)	(0.8)	(3.0)	(0.1)	(0.1)	(0.2)	-	(6.1)
Impairment provisions - stage 3 (£bn)	(0.9)	(0.5)	(1.1)	-	-	(0.2)	-	(2.7)
Customer deposits (£bn)	164.9	19.6	161.3	30.3	30.4	4.7	7.2	418.4
Risk-weighted assets (RWAs) (£bn)	36.3	12.1	76.5	10.6	7.0	30.0	1.4	173.9
RWA equivalent (RWAe) (£bn)	36.3	12.1	76.6	10.6	7.1	32.0	1.4	176.1
Employee numbers (FTEs - thousands)	16.6	2.8	9.6	2.1	1.7	2.8	26.0	61.6
Average interest earning assets (£bn)	182.2	27.3	169.3	24.0	31.5	39.2	nm	507.3
Net interest margin	2.05%	1.46%	1.65%	1.99%	1.07%	(0.21%)	nm	1.51%
Third party customer asset rate (3)	2.82%	2.32%	2.73%	2.43%	2.41%	nm	nm	nm
Third party customer funding rate (3)	(0.13%)	(0.11%)	(0.03%)	(0.02%)	0.03%	nm	nm	nm

Refer to page 14 for the notes to this table. nm = not meaningful.

Segment performance
	Quarter ended 30 June 2020
	Retail	Ulster	Commercial	Private	RBS	NatWest	Central items	Total NatWest
	Banking	Bank RoI	Banking	Banking	International	Markets	& other (1)	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	975	97	696	124	90	6	(78)	1,910
Non-interest income	60	23	299	67	25	369	25	868
Own credit adjustments	-	-	-	-	-	(102)	-	(102)
Total income	1,035	120	995	191	115	273	(53)	2,676
Direct expenses
- staff costs	(133)	(52)	(167)	(46)	(33)	(159)	(287)	(877)
- other costs	(45)	(18)	(67)	(23)	(13)	(37)	(581)	(784)
Indirect expenses	(399)	(46)	(337)	(54)	(15)	(75)	926	-
Strategic costs
- direct	(1)	(3)	-	-	(2)	(86)	(241)	(333)
- indirect	(69)	(4)	(34)	(5)	(2)	(8)	122	-
Litigation and conduct costs	101	1	(6)	(1)	-	-	(10)	85
Operating expenses	(546)	(122)	(611)	(129)	(65)	(365)	(71)	(1,909)
Operating profit/(loss) before impairment (losses)/releases	489	(2)	384	62	50	(92)	(124)	767
Impairment (losses)/releases	(360)	(216)	(1,355)	(27)	(31)	(45)	(22)	(2,056)
Operating profit/(loss)	129	(218)	(971)	35	19	(137)	(146)	(1,289)
Additional information
Return on equity (2)	5.7%	(44.5%)	(32.5%)	6.6%	4.3%	(7.1%)	nm	(12.4%)
Cost:income ratio (2)	52.8%	101.7%	59.9%	67.5%	56.5%	133.7%	nm	70.9%
Total assets (£bn)	187.1	27.6	186.0	23.9	31.5	303.8	47.0	806.9
Funded assets (£bn)	187.1	27.6	186.0	23.9	31.5	122.9	44.5	623.5
Net loans to customers - amortised cost (£bn)	164.5	18.7	112.0	16.0	12.7	11.4	17.0	352.3
Loan impairment rate (2)	87bps	441bps	472bps	67bps	97bps	nm	nm	229bps
Impairment provisions (£bn)	(1.9)	(0.9)	(3.0)	(0.1)	-	(0.2)	-	(6.1)
Impairment provisions - stage 3 (£bn)	(0.9)	(0.6)	(1.2)	-	-	(0.1)	-	(2.8)
Customer deposits (£bn)	161.0	20.0	159.6	29.8	29.5	5.5	2.9	408.3
Risk-weighted assets (RWAs) (£bn)	36.7	12.8	78.3	10.4	6.8	35.1	1.4	181.5
RWA equivalent (RWAe) (£bn)	36.7	12.8	78.4	10.4	6.9	37.2	1.5	183.9
Employee numbers (FTEs - thousands)	17.1	2.8	9.6	2.0	1.8	5.0	24.4	62.7
Average interest earning assets (£bn)	179.8	26.4	164.6	23.3	31.5	39.9	nm	497.4
Net interest margin	2.18%	1.48%	1.70%	2.14%	1.15%	0.06%	nm	1.54%
Third party customer asset rate (3)	2.88%	2.27%	2.88%	2.53%	2.58%	nm	nm	nm
Third party customer funding rate (3)	(0.20%)	(0.12%)	(0.25%)	(0.14%)	(0.01%)	nm	nm	nm

Refer to page 14 for the notes to this table. nm = not meaningful.

Segment performance
	Quarter ended 30 September 2019
	Retail	Ulster	Commercial	Private	RBS	NatWest	Central items	Total NatWest
	Banking	Bank RoI	Banking	Banking	International	Markets	& other (1)	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,034	102	703	130	119	(62)	(20)	2,006
Non-interest income	190	43	374	68	31	223	(20)	909
Own credit adjustments	-	-	-	-	-	(11)	(1)	(12)
Total income	1,224	145	1,077	198	150	150	(41)	2,903
Direct expenses
- staff costs	(143)	(52)	(172)	(40)	(30)	(159)	(295)	(891)
- other costs	(81)	(22)	(72)	(17)	(14)	(42)	(594)	(842)
Indirect expenses	(385)	(44)	(317)	(49)	(13)	(81)	889	-
Strategic costs
- direct	(12)	(3)	10	-	(4)	(55)	(151)	(215)
- indirect	(68)	(9)	(83)	(13)	(1)	(7)	181	-
Litigation and conduct costs	(912)	(1)	(4)	-	-	(4)	171	(750)
Operating expenses	(1,601)	(131)	(638)	(119)	(62)	(348)	201	(2,698)
Operating profit/(loss) before impairment (losses)/releases	(377)	14	439	79	88	(198)	160	205
Impairment (losses)/releases	(131)	17	(108)	2	-	5	2	(213)
Operating profit/(loss)	(508)	31	331	81	88	(193)	162	(8)
Additional information
Return on equity (2)	(26.8%)	5.8%	8.4%	16.8%	26.0%	(8.7%)	nm	(3.8%)
Cost:income ratio (2)	130.8%	90.3%	57.9%	60.1%	41.3%	232.0%	nm	92.9%
Total assets (£bn)	176.7	26.1	166.6	22.6	31.2	318.3	35.0	776.5
Funded assets (£bn)	176.7	26.0	166.6	22.6	31.2	142.7	34.9	600.7
Net loans to customers - amortised cost (£bn)	154.6	19.0	101.5	15.2	13.8	9.1	6.3	319.5
Loan impairment rate (2)	34bps	(34)bps	42bps	(5)bps	-	nm	nm	26bps
Impairment provisions (£bn)	(1.4)	(0.8)	(1.3)	-	-	(0.2)	(0.1)	(3.8)
Impairment provisions - stage 3 (£bn)	(0.8)	(0.8)	(1.0)	-	-	(0.2)	-	(2.8)
Customer deposits (£bn)	147.9	18.8	135.7	28.2	29.1	3.3	6.7	369.7
Risk-weighted assets (RWAs) (£bn)	37.5	13.3	77.0	10.0	6.5	43.8	1.4	189.5
RWA equivalent (RWAes) (£bn)	38.4	13.6	78.1	10.0	6.6	48.9	1.7	197.3
Employee numbers (FTEs - thousands)	18.5	3.0	9.9	1.9	1.8	5.1	25.5	65.7
Average interest earning assets (£bn)	168.1	26.2	146.7	22.0	30.4	38.6	nm	454.4
Net interest margin	2.44%	1.55%	1.90%	2.35%	1.55%	(0.64%)	nm	1.75%
Third party customer asset rate (3)	3.23%	2.26%	3.31%	2.92%	2.91%	nm	nm	nm
Third party customer funding rate (3)	(0.37%)	(0.14%)	(0.36%)	(0.44%)	(0.14%)	nm	nm	nm

Notes:
(1)   Central items & other includes unallocated transactions, including volatile items under IFRS, items related to Alawwal bank merger and RMBS related charges.
(2)   Refer to the Appendix for details of basis of preparation and reconciliation of non-IFRS performance measures where relevant.
(3)   Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers only. Third party customer funding rate reflects interest payable on third-party customer deposits. This excludes intragroup items, loans to banks and liquid asset portfolios. Intragroup items, bank deposits and debt securities in issue are excluded for customer funding rate calculation. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets without these exclusions.

Capital and risk management
Page
Capital, liquidity and funding risk	15
Credit risk
Segmental exposure	21
Sector analysis	25
Wholesale support schemes	27

Capital, liquidity and funding risk
Introduction
The economic impact of the Covid-19 pandemic was significant. While liquidity, capital and funding were closely monitored throughout, NatWest Group benefited from its strong positions, particularly in relation to CET1, going into the crisis. Prudent risk management continues to be important as the full economic effects of the global pandemic unfold.

Key developments
●
The CET1 ratio increased by 200 basis points to 18.2%. There was a release of £1.3 billion following the cancellation of the proposed 2019 dividend payments and associated pension contribution in Q1 2020, as announced by the Board in response to Covid-19. The attributable loss in the period was £644 million however the IFRS 9 transitional arrangements on expected credit losses provided relief of £1,719 million.

●
Total RWAs decreased by £5.3 billion during the period, mainly reflecting reductions in Market Risk RWAs of £3.6 billion and Counterparty Credit Risk RWAs of £2.4 billion. Operational Risk RWAs reduced by £0.7 billion following the annual recalculation in Q1 2020.  The reduction in Market Risk RWAs was due to movements in Risks-not-in-VaR (RNIV) and Incremental Risk Charge (IRC) as well as a reduction in non-modelled market risk.  There were offsetting increases in Credit Risk RWAs of £1.4 billion.

●
The CRR leverage ratio increased to 5.2% due to a £2.5 billion increase in Tier 1 capital which is partially offset by a £44.4 billion increase in the leverage exposure driven by balance sheet exposures.

In response to the Covid-19 pandemic, a number of relief measures to alleviate the financial stability impact have been announced and recommended by regulatory and supervisory bodies. One significant announcement was on 26 June when the European Parliament passed an amended regulation to the CRR in response to the Covid-19 pandemic ("the CRR Covid-19 amendment"); NatWest Group has applied a number of the CRR amendments for Q3 2020 reporting. The impact on capital and leverage of the CRR amendment and other relief measures are set out below.

●
IFRS 9 Transition - NatWest Group has elected to take advantage of the transitional regulatory capital rules in respect of expected credit losses following the adoption of IFRS 9; it had previously had a negligible impact up to Q4 2019. The CRR Covid-19 amendment now requires a full CET1 addback for the movement in stage 1 and stage 2 ECL from 1 January 2020 for the next two years. The IFRS 9 transitional arrangement impact on NatWest Group CET1 regulatory capital at 30 September 2020 is £1,719 million.  Excluding this adjustment, the CET1 ratio would be 17.2%.

●
UK Leverage exposure - The Prudential Regulation Authority (PRA) announced the ability for firms to apply for a modification by consent to permit the netting of regular-way purchase and sales settlement balances. The PRA also offered a further modification that gave an exclusion from the UK Leverage Exposure for BBLS and other 100% guaranteed government Covid-19 lending schemes. NatWest Group has received permission to apply these and it has reduced the UK leverage exposure by c.£9.8 billion and £7.5 billion respectively.

●
CRR Leverage exposure - The CRR Covid-19 amendment accelerated a change in CRR2 to allow the netting of regular-way purchase and sales settlement balances. NatWest Group has applied this, and it has reduced the CRR leverage exposure by c.£9.8 billion.

●
Infrastructure and SME RWA supporting factors - The CRR Covid-19 amendment allowed an acceleration of the planned changes to the SME supporting factor and the introduction of an Infrastructure supporting factor. NatWest Group has implemented these beneficial changes to supporting factors which have reduced RWAs by c.£1.0 billion for SMEs and £0.8 billion for Infrastructure.

●
Prudential Valuation Adjustment (PVA) - The European Commission amended the prudent valuation Regulatory Technical Standard such that, due to the exceptional levels of market volatility, the aggregation factor was increased from 50% to 66% until 31 December 2020 inclusive. This has reduced NatWest Group's PVA deduction by c.£100 million.

●
Market Risk Value-at-risk (VaR) model capital multiplier - Earlier in the year, the PRA and De Nederlandsche Bank (DNB) announced temporary approaches in relation to the exceptional levels of market volatility which resulted in an increase in VaR model back-testing exceptions in NatWest Markets Plc and NatWest Markets N.V.. Under the PRA temporary approach, capital multiplier increases due to new back-testing exceptions which have resulted in an increase in capital requirements could be offset through a commensurate reduction in RNIV capital requirements. The PRA announced that this temporary approach will cease to apply from 1 October 2020, and be replaced by the measures announced in the CRR Covid-19 amendment where back-testing exceptions due to the exceptional levels of market volatility due to Covid-19 can be excluded from the capital multiplier. The application of this CRR Covid-19 measure is subject to approval by the PRA, which NatWest Markets Plc has applied for. The PRA approach resulted in c.£1.3 billion benefit.

●
Capital buffers - Many countries have announced reductions in their countercyclical capital buffer rates in response to Covid-19. Most notably for NatWest Group, the Financial Policy Committee reduced the UK rate from 1% to 0% effective from 11 March 2020. The CBI also announced a reduction of the Republic of Ireland rate from 1% to 0% effective from 1 April 2020.

Capital and risk management
Capital, liquidity and funding risk continued
Maximum Distributable Amount (MDA) and Minimum Capital Requirements
NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments, known as the MDA. Note that different requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.9%	2.6%	3.4%
Minimum Capital Requirements	6.4%	8.6%	11.4%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	0.0%	0.0%	0.0%
G-SIB buffer (2)	-	-	-
MDA Threshold (3)	8.9%	na	na
Subtotal	8.9%	11.1%	13.9%
Capital ratios at 30 September 2020	18.2%	20.5%	23.7%
Headroom (4)	9.3%	9.4%	9.8%

Notes:
(1)
Many countries have announced reductions in their countercyclical capital buffer rates in response to Covid-19. Most notably for NatWest Group, the Financial Policy Committee reduced the UK rate from 1% to 0% effective from 11 March 2020. The CBI also announced a reduction of the Republic of Ireland rate from 1% to 0% effective from 1 April 2020.

(2) (3) (4)
In November 2018 the Financial Stability Board announced that NatWest Group is no longer a G-SIB. From 1 January 2020, NatWest Group was released from this global buffer requirement.
The prevailing combined buffer requirements for NatWest Group equate to the aggregate of the capital conservation buffer and countercyclical buffer. The PRA informed a revised Pillar 2A requirement on a nominal capital basis effective from 5 October 2020 which results in an implied 9.1% MDA.
The headroom does not reflect excess distributable capital and may vary over time.

Capital and risk management
Capital, liquidity and funding risk continued
Capital and leverage ratios
The table below sets out the key capital and leverage ratios.
	CRR basis (1)
	30 September	30 June	31 December
Capital adequacy ratios	2020	2020	2019
CET1 (%)	18.2	17.2	16.2
Tier 1 (%)	20.5	19.4	18.5
Total (%)	23.7	22.5	21.2

Capital	£m	£m	£m
Tangible equity	32,093	32,006	32,371

Expected loss less impairment provisions	-	-	(167)
Prudential valuation adjustment	(341)	(370)	(431)
Deferred tax assets	(835)	(844)	(757)
Own credit adjustments	(154)	(244)	(118)
Pension fund assets	(590)	(588)	(474)
Cash flow hedging reserve	(300)	(341)	(35)
Foreseeable ordinary and special dividends	-	-	(968)
Foreseeable charges	-	-	(365)
Adjustments under IFRS 9 transitional arrangements	1,719	1,578	-
Other deductions	-	-	(2)
Total deductions	(501)	(809)	(3,317)

CET1 capital	31,592	31,197	29,054
AT1 capital	3,990	3,990	4,051
Tier 1 capital	35,582	35,187	33,105
Tier 2 capital	5,710	5,596	4,900

Total regulatory capital	41,292	40,783	38,005

Risk-weighted assets
Credit risk	132,387	135,657	131,012
Counterparty credit risk	10,170	12,354	12,631
Market risk	9,399	11,517	12,930
Operational risk	21,930	21,930	22,599
Total RWAs	173,886	181,458	179,172

Leverage
Cash and balances at central banks	106,388	100,281	77,858
Trading assets	70,820	72,402	76,745
Derivatives	164,311	183,419	150,029
Financial assets	424,291	428,040	399,088
Other assets	25,751	22,745	19,319
Total assets	791,561	806,887	723,039

Derivatives
- netting and variation margin	(172,389)	(194,387)	(157,778)
- potential future exposures	40,439	44,019	43,004
Securities financing transactions gross up	1,193	1,312	2,224
Other off balance sheet items	44,650	43,484	42,363
Regulatory deductions and other adjustments	(17,167)	(14,579)	(8,978)
CRR leverage exposure	688,287	686,736	643,874

CRR leverage ratio % (2)	5.2	5.1	5.1

UK leverage exposure	576,889	585,115	570,330
UK leverage ratio % (3)	6.2	6.0	5.8

Notes:
(1)   Based on CRR end point including the IFRS 9 transitional adjustment of £1,719 million. Excluding this adjustment, the CET1 ratio would be 17.2%.
(2)   Presented on CRR end point Tier 1 capital (including IFRS 9 transitional adjustment) and leverage exposure under the CRR Delegated Act. Excluding the IFRS 9 transitional adjustment, the leverage ratio would be 4.9%.
(3)   Presented on CRR end point Tier 1 capital (including IFRS 9 transitional adjustment). The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.9%.

Capital and risk management
Capital, liquidity and funding risk continued
Capital flow statement
The table below analyses the movement in CET1, AT1 and Tier 2 capital for the nine months ended 30 September 2020.
	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 1 January 2020	29,054	4,051	4,900	38,005
Attributable loss for the period	(644)	-	-	(644)
Own credit	(36)	-	-	(36)
Foreign exchange reserve	415	-	-	415
FVOCI reserve	(174)	-	-	(174)
Goodwill and intangibles deduction	22	-	-	22
Deferred tax assets	(78)	-	-	(78)
Prudential valuation adjustments	90	-	-	90
Expected loss less impairment	167	-	-	167
New issues of capital instruments	-	1,216	1,654	2,870
Redemption of capital instruments	-	(1,277)	(751)	(2,028)
Net dated subordinated debt/grandfathered instruments	-	-	(579)	(579)
Foreign exchange movements	(355)	-	103	(252)
Foreseeable ordinary and special dividends	968	-	-	968
Foreseeable charges	365	-	-	365
Adjustment under IFRS 9 transitional arrangements	1,719	-	-	1,719
Other movements	79	-	383	462
At 30 September 2020	31,592	3,990	5,710	41,292

Key points
●     NatWest Group has elected to take advantage of the transitional regulatory capital rules in respect of expected credit losses following the adoption of IFRS 9; it had previously had a negligible impact up to Q4 2019. The CRR Covid-19 amendment now requires a full CET1 addback for the movement in stage 1 and stage 2 ECL from 1 January 2020 for the next two years. The IFRS 9 transitional arrangement impact on NatWest Group CET1 regulatory capital at 30 September 2020 is £1,719 million.
●     Foreign exchange movements in CET1 include a £345 million charge in relation to a $2 billion AT1 redemption announcement on 28 June 2020.

Capital and risk management
Capital, liquidity and funding risk continued
Risk-weighted assets
The table below analyses the movement in RWAs during the period, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 1 January 2020	131.0	12.6	13.0	22.6	179.2
Foreign exchange movement	1.6	0.2	-	-	1.8
Business movement	-	(1.6)	(2.1)	(0.7)	(4.4)
Risk parameter changes (1)	0.3	0.2	-	-	0.5
Methodology changes (2)	(1.4)	(0.1)	-	-	(1.5)
Model updates	0.9	-	(0.2)	-	0.7
Other movements (3)	-	(1.1)	(1.3)	-	(2.4)
At 30 September 2020	132.4	10.2	9.4	21.9	173.9

The table below analyses segmental RWAs.

							Central
	Retail	Ulster	Commercial	Private	RBS	NatWest	items &
	Banking	Bank RoI	Banking	Banking	International	Markets	other	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2020	37.8	13.0	72.5	10.1	6.5	37.9	1.4	179.2
Foreign exchange movement	-	0.7	0.5	-	0.1	0.5	-	1.8
Business movement	(0.3)	(1.0)	2.4	0.6	0.4	(6.2)	(0.3)	(4.4)
Risk parameter changes (1)	(1.2)	(0.7)	1.9	-	-	0.5	-	0.5
Methodology changes (2)	-	(0.1)	(1.8)	(0.1)	-	0.2	0.3	(1.5)
Model updates	-	0.2	0.7	-	-	(0.2)	-	0.7
Other movements (3)	-	-	0.3	-	-	(2.7)	-	(2.4)
At 30 September 2020	36.3	12.1	76.5	10.6	7.0	30.0	1.4	173.9

Credit risk	28.7	11.0	67.6	9.3	6.0	8.4	1.4	132.4
Counterparty credit risk	0.1	-	0.2	0.1	-	9.8	-	10.2
Market risk	0.1	0.1	0.2	-	-	9.0	-	9.4
Operational risk	7.4	1.0	8.5	1.2	1.0	2.8	-	21.9
Total RWAs	36.3	12.1	76.5	10.6	7.0	30.0	1.4	173.9

Notes:
(1)
Risk parameter changes relate to changes in credit quality metrics of customers and counterparties (such as probability of default and loss given default) as well as internal ratings based model changes relating to counterparty credit risk in line with European Banking Authority Pillar 3 Guidelines.

(2)
(a) The new securitisation framework has been fully implemented from 1 January 2020 and all positions have moved to the new framework.
(b) Methodology changes also reflect the CRR Covid-19 amendment which allowed an acceleration of the planned changes to the SME supporting factor and the introduction of an Infrastructure supporting factor.

(3)
Other movements include:
(a) The temporary reduction permitted by the PRA to offset the impact of multiplier increases (included in business movement). The offset covers all metrics affected by the multiplier increase, including CVAs.
(b) Hedging activity on counterparty credit risk in NatWest Markets.
(c) A transfer of Insurance related assets from NatWest Markets to Commercial Banking.

Key point
●
Total RWAs decreased by £5.3 billion during the period, mainly reflecting reductions in Market Risk RWAs of £3.6 billion and Counterparty Credit Risk RWAs of £2.4 billion. Operational Risk RWAs reduced by £0.7 billion following the annual recalculation in Q1 2020.  The reduction in Market Risk RWAs was due to movements in Risks-not-in-VaR (RNIV) and Incremental Risk Charge (IRC) as well as a reduction in non-modelled market risk. The reduction in Counterparty Credit Risk RWAs was driven by hedging activity and trade novations. There were increases in Credit Risk RWAs of £1.4 billion mainly attributed to increases due to foreign exchange movements of £1.6 billion and model changes of £0.9 billion, which were partially offset by the beneficial CRR changes to supporting factors which have reduced RWAs by c.£1.8 billion. The £0.3 billion increase in Credit Risk RWAs due to risk parameters mainly reflected PD deteriorations for customers in Commercial, partly offset by improved risk metrics for Retail Banking products.

Capital and risk management
Capital, liquidity and funding risk continued
Credit risk exposure at default (EAD) and Risk-weighted assets (RWAs)
The table below analyses credit risk RWAs and EADs during the period, by on and off balance sheet.

		Retail	Ulster	Commercial	Private	RBS	NatWest	Central items
		Banking	Bank RoI	Banking	Banking	International	Markets	& other	Total
30 September 2020		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
EAD	On balance sheet	239.9	28.0	149.8	22.2	32.2	38.2	0.9	511.2
	Off balance sheet	28.1	2.3	30.4	0.3	4.8	6.2	0.1	72.2
	Total	268.0	30.3	180.2	22.5	37.0	44.4	1.0	583.4

RWAs	On balance sheet	26.1	9.9	53.7	9.1	4.7	6.2	1.4	111.1
	Off balance sheet	2.6	1.1	13.9	0.2	1.3	2.2	-	21.3
	Total	28.7	11.0	67.6	9.3	6.0	8.4	1.4	132.4
30 June 2020
EAD	On balance sheet	235.6	28.3	152.6	21.4	31.1	40.7	0.7	510.4
	Off balance sheet	27.2	2.2	29.9	0.3	4.8	6.2	0.4	71.0
	Total	262.8	30.5	182.5	21.7	35.9	46.9	1.1	581.4

RWAs	On balance sheet	26.4	10.6	56.3	8.9	4.5	7.0	1.3	115.0
	Off balance sheet	2.7	1.1	13.2	0.2	1.3	2.1	0.1	20.7
	Total	29.1	11.7	69.5	9.1	5.8	9.1	1.4	135.7
31 December 2019
EAD	On balance sheet	221.8	26.0	131.4	20.3	31.7	35.4	0.7	467.3
	Off balance sheet	30.2	2.2	27.2	0.3	3.3	7.5	0.4	71.1
	Total	252.0	28.2	158.6	20.6	35.0	42.9	1.1	538.4

RWAs	On balance sheet	27.1	10.8	50.8	8.7	4.7	6.4	1.3	109.8
	Off balance sheet	3.1	1.1	12.5	0.2	1.0	3.2	0.1	21.2
	Total	30.2	11.9	63.3	8.9	5.7	9.6	1.4	131.0

Liquidity portfolio
The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory liquidity coverage ratio (LCR) categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow purposes.

	Liquidity value
	30 September 2020	30 June 2020	31 December 2019
	NatWest	NatWest	NatWest
	Group (1)	Group (1)	Group (1)
	£m	£m	£m
Cash and balances at central banks	103,198	97,201	74,289
AAA to AA- rated governments	49,143	56,234	46,622
A+ and lower rated governments	492	1,040	1,277
Government guaranteed issuers, public sector entities and
government sponsored entities	282	261	251
International organisations and multilateral development
banks	2,781	2,799	2,393
LCR level 1 bonds	52,698	60,334	50,543
LCR level 1 assets	155,896	157,535	124,832
LCR level 2 assets	126	127	-
Non-LCR eligible assets	-	-	88
Primary liquidity	156,022	157,662	124,920
Secondary liquidity (2)	87,392	84,910	74,431
Total liquidity value	243,414	242,572	199,351

Notes:
(1)
NatWest Group includes the UK Domestic Liquidity Sub-Group (NWB Plc, RBS plc, Coutts & Co and Ulster Bank Limited), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.
(3)	Liquidity portfolio table approach has been aligned to the ILAAP methodology with effect from December 2019.

Capital and risk management
Credit risk
Portfolio summary - segment analysis
The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.
	Retail	Ulster	Commercial	Private	RBS	NatWest	Central items
	Banking	Bank RoI	Banking	Banking	International	Markets	& other (2)	Total
30 September 2020	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	133,208	13,916	57,513	14,637	12,219	9,288	27,454	268,235
Stage 2	33,289	4,222	52,291	1,911	1,834	1,869	111	95,527
Stage 3	2,036	1,333	2,750	290	203	195	-	6,807
Of which: individual	-	30	1,669	290	203	190	-	2,382
Of which: collective	2,036	1,303	1,081	-	-	5	-	4,425
	168,533	19,471	112,554	16,838	14,256	11,352	27,565	370,569
ECL provisions
Stage 1	153	39	280	30	14	20	11	547
Stage 2	904	268	1,722	55	53	41	18	3,061
Stage 3	921	509	1,125	28	43	139	-	2,765
Of which: individual	-	11	630	28	43	135	-	847
Of which: collective	921	498	495	-	-	4	-	1,918
	1,978	816	3,127	113	110	200	29	6,373
ECL provisions coverage
Stage 1 (%)	0.11	0.28	0.49	0.20	0.11	0.22	0.04	0.20
Stage 2 (%)	2.72	6.35	3.29	2.88	2.89	2.19	16.22	3.20
Stage 3 (%)	45.24	38.18	40.91	9.66	21.18	71.28	-	40.62
	1.17	4.19	2.78	0.67	0.77	1.76	0.11	1.72
30 June 2020
Loans - amortised cost and FVOCI
Stage 1	136,065	18,642	53,514	14,465	12,697	10,197	20,864	266,444
Stage 2	28,270	4,478	58,374	1,567	1,825	2,381	115	97,010
Stage 3	2,052	1,547	2,806	256	195	178	-	7,034
Of which: individual	-	22	1,727	256	195	172	-	2,372
Of which: collective	2,052	1,525	1,079	-	-	6	-	4,662
	166,387	24,667	114,694	16,288	14,717	12,756	20,979	370,488
ECL provisions
Stage 1	155	42	217	21	9	18	7	469
Stage 2	901	262	1,714	49	25	53	21	3,025
Stage 3	902	567	1,184	29	42	136	-	2,860
Of which: individual	-	4	701	29	42	129	-	905
Of which: collective	902	563	483	-	-	7	-	1,955
	1,958	871	3,115	99	76	207	28	6,354
ECL provisions coverage
Stage 1 (%)	0.11	0.23	0.41	0.15	0.07	0.18	0.03	0.18
Stage 2 (%)	3.19	5.85	2.94	3.13	1.37	2.23	18.26	3.12
Stage 3 (%)	43.96	36.65	42.20	11.33	21.54	76.40	-	40.66
	1.18	3.53	2.72	0.61	0.52	1.62	0.13	1.72
31 December 2019
Loans - amortised cost and FVOCI
Stage 1	144,513	18,544	88,100	14,956	14,834	9,273	15,282	305,502
Stage 2	13,558	1,642	11,353	587	545	180	3	27,868
Stage 3	1,902	2,037	2,162	207	121	169	-	6,598
Of which: individual	-	68	1,497	207	121	158	-	2,051
Of which: collective	1,902	1,969	665	-	-	11	-	4,547
	159,973	22,223	101,615	15,750	15,500	9,622	15,285	339,968
ECL provisions
Stage 1	114	29	152	7	4	10	6	322
Stage 2	467	53	214	7	6	5	-	752
Stage 3	823	693	1,021	29	21	131	-	2,718
Of which: individual	-	22	602	29	21	122	-	796
Of which: collective	823	671	419	-	-	9	-	1,922
	1,404	775	1,387	43	31	146	6	3,792
ECL provisions coverage
Stage 1 (%)	0.08	0.16	0.17	0.05	0.03	0.11	0.04	0.11
Stage 2 (%)	3.44	3.23	1.88	1.19	1.10	2.78	-	2.70
Stage 3 (%)	43.27	34.02	47.22	14.01	17.36	77.51	-	41.19
	0.88	3.49	1.36	0.27	0.20	1.52	0.04	1.12

Notes:
(1)   Fair value through other comprehensive income.
(2)   During Q3 2020, £5.1 billion of loans and advances to banks were reclassified from Ulster Bank RoI to Central items & other.

Capital and risk management
Credit risk continued
Portfolio summary - segment analysis
Key points
●     The rise in total ECL in the period was mainly due to increased ECL on Stage 1 and Stage 2 exposures in H1 2020, and reflective of the significantly deteriorated economic environment arising from Covid-19. Overall, Stage 3 ECL has been broadly stable year-to-date, with the various government support schemes mitigating actual portfolio deterioration in the short-term and therefore delaying default emergence.
●     The significant uplift in loan balances in Stage 2 was driven by deterioration in forward-looking customer probability of default (PD), also reflecting the deteriorated economic outlook, and resulted in a significant migration of exposures from Stage 1 to Stage 2 as at 30 June 2020.

●     Total ECL remained broadly stable during Q3 2020, largely reflective of maintaining the underlying economics unchanged from Q2 2020. The movement in Stage 2 balances was also less volatile in Q3 2020 (refer to the following page for further details).

●    The economic scenarios driving the ECL requirement, as well as the model performance considerations, are consistent with those described in the NatWest Group Interim Results 2020 along with further detail on various aspects of the IFRS 9 process.

Capital and risk management
Credit risk continued
Segmental loans
The table below shows gross loans by days past due, by segment and stage, within the scope of the ECL framework.
	Gross loans
		Stage 2
		Not past	1-29	>30
	Stage 1	due	DPD	DPD	Total	Stage 3	Total
30 September 2020	£m	£m	£m	£m	£m	£m	£m
Retail Banking	133,208	31,774	1,015	500	33,289	2,036	168,533
Ulster Bank RoI	13,916	3,824	157	241	4,222	1,333	19,471
Personal	10,793	1,897	123	150	2,170	1,170	14,133
Wholesale	3,123	1,927	34	91	2,052	163	5,338
Commercial Banking	57,513	50,885	623	783	52,291	2,750	112,554
Private Banking	14,637	1,868	22	21	1,911	290	16,838
Personal	12,311	164	20	19	203	252	12,766
Wholesale	2,326	1,704	2	2	1,708	38	4,072
RBS International	12,219	1,805	17	12	1,834	203	14,256
Personal	2,725	20	14	7	41	76	2,842
Wholesale	9,494	1,785	3	5	1,793	127	11,414
NatWest Markets	9,288	1,771	98	-	1,869	195	11,352
Central items & other	27,454	111	-	-	111	-	27,565
Total loans	268,235	92,038	1,932	1,557	95,527	6,807	370,569
Of which:
Personal	159,037	33,855	1,172	676	35,703	3,534	198,274
Wholesale	109,198	58,183	760	881	59,824	3,273	172,295
30 June 2020
Retail Banking	136,065	26,597	1,017	656	28,270	2,052	166,387
Ulster Bank RoI	18,642	4,122	150	206	4,478	1,547	24,667
Personal	10,602	2,015	131	133	2,279	1,384	14,265
Wholesale	8,040	2,107	19	73	2,199	163	10,402
Commercial Banking	53,514	55,593	1,934	847	58,374	2,806	114,694
Private Banking	14,465	1,545	14	8	1,567	256	16,288
Personal	11,972	168	12	7	187	243	12,402
Wholesale	2,493	1,377	2	1	1,380	13	3,886
RBS International	12,697	1,792	15	18	1,825	195	14,717
Personal	2,793	18	13	11	42	68	2,903
Wholesale	9,904	1,774	2	7	1,783	127	11,814
NatWest Markets	10,197	2,363	-	18	2,381	178	12,756
Central items & other	20,864	115	-	-	115	-	20,979
Total loans	266,444	92,127	3,130	1,753	97,010	7,034	370,488
Of which:
Personal	161,432	28,798	1,173	807	30,778	3,747	195,957
Wholesale	105,012	63,329	1,957	946	66,232	3,287	174,531
31 December 2019
Retail Banking	144,513	11,921	1,034	603	13,558	1,902	159,973
Ulster Bank RoI	18,544	1,405	104	133	1,642	2,037	22,223
Personal	10,858	944	96	105	1,145	1,877	13,880
Wholesale	7,686	461	8	28	497	160	8,343
Commercial Banking	88,100	10,837	254	262	11,353	2,162	101,615
Private Banking	14,956	478	63	46	587	207	15,750
Personal	11,630	180	60	41	281	192	12,103
Wholesale	3,326	298	3	5	306	15	3,647
RBS International	14,834	520	18	7	545	121	15,500
Personal	2,799	27	17	6	50	65	2,914
Wholesale	12,035	493	1	1	495	56	12,586
NatWest Markets	9,273	176	4	-	180	169	9,622
Central items & other	15,282	3	-	-	3	-	15,285
Total loans	305,502	25,340	1,477	1,051	27,868	6,598	339,968
Of which:
Personal	169,800	13,072	1,207	755	15,034	4,036	188,870
Wholesale	135,702	12,268	270	296	12,834	2,562	151,098

Capital and risk management
Credit risk continued
Segmental loans
Key points

●      Retail Banking: Balance sheet growth since 2019 year-end was driven by mortgages, with strong growth pre-Covid-19 in Q1 2020 that moderated significantly in Q2 2020, before picking up in Q3 2020 as lockdown measures eased. Unsecured lending balances reduced in Q2 2020 as customer spend and demand for borrowing reduced as a result of lockdown and customers made repayments. During Q3 2020, overall unsecured balances flattened, with a slight growth in credit cards offsetting further reductions in other unsecured lending. Loan balances in Stage 2 increased significantly, driven by deterioration in forward-looking customer PDs primarily at the half-year point and reflected the deteriorated economic environment. The movement in Stage 2 balances was less pronounced in Q3 2020. However, there was a further increase driven by the significant increase in credit risk (SICR) policy criteria that meant retail exposures must remain in Stage 2 for at least three months after the customer PD has reduced below the SICR trigger level, meaning flows back to Stage 1 were subdued. The various Covid-19 related customer support schemes (for example, loan repayment holidays and the government job retention scheme) are mitigating actual portfolio deterioration in the short-term, with the days past due, and flows to Stage 3 metrics, yet to be materially affected.

●      Ulster Bank RoI: Similar to Retail Banking, the increase in both ECL and balances in Stage 2 was mainly due to the deteriorated economic outlook primarily at the half-year point. The reduction in Stage 3 ECL and balances reflected the de-recognition of non-performing exposures following the execution of three tranches of a previously agreed portfolio sale and continued improvements in the portfolio.

●      Commercial Banking: Balance sheet growth during 2020 mainly occurred in the first half of the year and was primarily due to drawdowns on existing facilities and new lending under government support schemes. In line with the other business segments, Stage 2 balances increased significantly during Q2 2020 when revised economics materially affected the forward-looking IFRS 9 PDs. Consistent with previous periods, PD deterioration remained the largest contributor to Stage 2 migration. Although there has been an increase in past due exposures, the flow to Stage 3 remained stable in Q3 2020, as government interventions and relief mitigate against defaults at this point. Stage 1 loans increased during Q3 2020, mainly reflecting increased government scheme lending.

Capital and risk management
Credit risk continued
Sector analysis
The table below shows ECL by stage, for the Personal portfolios and key sectors of the Wholesale portfolios, that continue to be affected by Covid-19.
					Off-balance sheet
	Loans - amortised cost & FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments (1)	liabilities	Stage 1	Stage 2	Stage 3	Total
30 September 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	159,037	35,703	3,534	198,274	40,706	46	177	1,011	1,358	2,546
Mortgages	150,944	30,896	2,671	184,511	12,489	3	32	286	651	969
Credit cards	2,526	1,323	107	3,956	15,474	-	50	245	85	380
Other personal	5,567	3,484	756	9,807	12,743	43	95	480	622	1,197
Wholesale	109,198	59,824	3,273	172,295	91,240	4,746	370	2,050	1,407	3,827
Property	25,489	12,299	1,424	39,212	16,666	577	144	461	532	1,137
Financial institutions	39,624	3,434	34	43,092	17,084	1,105	24	72	8	104
Sovereign	9,670	104	5	9,779	1,022	2	15	-	1	16
Corporate	34,415	43,987	1,810	80,212	56,468	3,062	187	1,517	866	2,570
Of which:
Airlines and aerospace	378	1,833	41	2,252	1,931	227	3	61	26	90
Automotive	2,475	4,352	83	6,910	4,217	106	13	115	19	147
Education	593	1,067	62	1,722	819	16	3	37	18	58
Health	2,286	3,470	155	5,911	689	14	11	141	56	208
Land transport and logistics	1,448	3,396	119	4,963	3,697	210	10	98	39	147
Leisure	3,242	6,541	526	10,309	2,085	124	33	350	244	627
Oil and gas	454	1,279	87	1,820	2,410	347	5	43	57	105
Retail	5,052	4,238	117	9,407	6,219	504	19	147	99	265
Total	268,235	95,527	6,807	370,569	131,946	4,792	547	3,061	2,765	6,373
30 June 2020
Personal	161,432	30,778	3,747	195,957	41,279	48	178	1,010	1,404	2,592
Mortgages	152,947	26,292	2,903	182,142	11,158	3	34	292	706	1,032
Credit cards	2,387	1,321	110	3,818	17,481	-	47	243	86	376
Other personal	6,098	3,165	734	9,997	12,640	45	97	475	612	1,184
Wholesale	105,012	66,232	3,287	174,531	89,151	5,038	291	2,015	1,456	3,762
Property	26,782	12,400	1,259	40,441	15,423	607	126	392	513	1,031
Financial institutions	39,133	3,789	10	42,932	17,500	1,130	22	69	5	96
Sovereign	9,436	1	6	9,443	1,129	2	10	-	-	10
Corporate	29,661	50,042	2,012	81,715	55,099	3,299	133	1,554	938	2,625
Of which:
Airlines and aerospace	495	1,839	38	2,372	1,829	233	4	53	26	83
Automotive	2,000	5,437	146	7,583	3,547	93	8	108	19	135
Education	704	919	83	1,706	725	19	2	27	16	45
Health	2,055	3,650	168	5,873	515	139	9	145	60	214
Land transport and logistics	1,149	3,334	110	4,593	3,919	206	6	96	43	145
Leisure	2,755	6,739	534	10,028	1,841	126	22	303	249	574
Oil and gas	465	1,535	89	2,089	2,627	382	4	55	61	120
Retail	2,647	5,059	221	7,927	5,858	507	13	158	170	341
Total	266,444	97,010	7,034	370,488	130,430	5,086	469	3,025	2,860	6,354
31 December 2019
Personal	169,800	15,034	4,036	188,870	43,316	50	130	503	1,449	2,082
Mortgages	159,261	11,465	3,277	174,003	14,345	3	25	118	821	964
Credit cards	3,103	1,259	116	4,478	16,686	-	40	132	89	261
Other personal	7,436	2,310	643	10,389	12,285	47	65	253	539	857
Wholesale	135,702	12,834	2,562	151,098	79,060	5,477	192	249	1,269	1,710
Property	32,896	2,580	895	36,371	14,739	644	45	47	402	494
Financial institutions	35,707	546	13	36,266	15,417	1,325	16	4	8	28
Sovereign	7,410	4	5	7,419	1,021	1	7	-	-	7
Corporate	59,689	9,704	1,649	71,042	47,883	3,507	124	198	859	1,181
Of which:
Airlines and aerospace (2)	1,412	261	40	1,713	1,716	271	2	3	55	60
Automotive	5,062	1,143	20	6,225	3,815	98	12	11	15	38
Education	1,426	154	12	1,592	654	18	2	4	1	7
Health	4,695	844	167	5,706	534	17	9	16	52	77
Land transport and logistics	3,477	316	53	3,846	3,301	249	6	12	21	39
Leisure	6,323	1,253	377	7,953	2,876	135	25	27	175	227
Oil and gas	1,923	140	86	2,149	2,400	358	5	3	55	63
Retail	6,397	1,279	215	7,891	5,383	560	13	16	180	209
Total	305,502	27,868	6,598	339,968	122,376	5,527	322	752	2,718	3,792
Notes:
(1)    Includes £3.8 billion of commercial cards related balances, as at 30 September 2020 (£4.1 billion as at 30 June 2020), which were brought into scope of ECL calculations during 2020.
(2)    Stage 3 ECL at 31 December 2019 included £27 million of ECL related to contingent liabilities.

Capital and risk management
Credit risk continued
Sector analysis
Key points

●      Personal: As noted earlier, both the increased ECL on Stage 1 and Stage 2 exposures, and the migration of assets from Stage 1 to Stage 2, were mainly a result of deterioration in forward-looking customer PDs primarily at the half-year point and reflected the deteriorated economic environment. The ECL requirements were broadly stable during Q3 2020 largely reflective of maintaining the underlying economics unchanged from Q2 2020, and the mitigating effects on portfolio deterioration of Covid-19 related customer support schemes, as previously described. The reduction in mortgage Stage 3 ECL and balances reflected the de-recognition in Ulster Bank RoI of non-performing exposures following the execution of three tranches of a previously agreed portfolio sale and continued improvements in the portfolio.

●      Wholesale: On and off-balance sheet growth since the 2019 year-end was mainly due to further drawdowns on existing facilities and new lending (drawn and undrawn) agreed under the Covid-19 government lending schemes. A further £2.9 billion increase in government lending schemes occurred in Q3 (refer to the table on the following page for further information). Construction (within Property), Retail and Leisure represented the top three sectors for borrowers accessing the various government lending schemes. Sector appetite continues to be regularly reviewed and where appropriate has been adjusted for those sectors most affected by the Covid-19 pandemic.

As described in the NatWest Group Interim Results 2020, NatWest Group adopted a nuanced response to capture the sector ECL impact from the Covid-19 crisis by using sector specific credit cycle indices in its Wholesale methodology. As a result, a more adverse impact is seen in sectors experiencing the most disruption through this period with an increase in both Stage 2 and ECL balances. This impact was seen during Q2 2020 when revised economics were implemented. During Q3 2020, exposures reduced with relatively low ECL charges. Performing book charges reflected model recalibrations taking account of portfolio changes and the moving closer to the predicted worst point in the economic cycle. As government relief schemes reduce, defaults are expected to rise with cases moving from Stage 2 to Stage 3.

Capital and risk management
Credit risk continued
Wholesale support schemes
The table below shows the uptake of Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS) and Coronavirus Large Business Interruption Loan Scheme (CLBILS) in Wholesale, by sector.

	BBLS			CBILS			CLBILS
	Approved	Drawdown	% of BBLS to	Approved	Drawdown	% of CBILS to	Approved	Drawdown	% of CLBILS to
30 September 2020	Volume	amount (£m)	sector loans	Volume	amount (£m)	sector loans	Volume	amount (£m)	sector loans
Wholesale lending by sector
Airlines and aerospace	223	6	0.27%	19	7	0.31%	2	-	-
Automotive	11,531	385	5.57%	538	125	1.81%	31	47	0.68%
Education	1,766	47	2.73%	105	54	3.14%	10	35	2.03%
Health	9,035	289	4.89%	573	89	1.51%	3	24	0.41%
Land transport and logistics	7,991	235	4.74%	341	82	1.65%	3	5	0.10%
Leisure	28,778	902	8.75%	1,869	429	4.16%	31	94	0.91%
Oil and gas	271	8	0.44%	16	6	0.33%	-	-	-
Retail	29,425	999	10.62%	1,493	391	4.16%	25	75	0.80%
Property (3)	53,841	1,514	3.86%	2,224	605	1.54%	35	112	0.29%
Other (including Business
Banking)	118,645	3,127	3.48%	8,100	1,450	1.61%	77	180	0.20%
Total	261,506	7,512	4.36%	15,278	3,238	1.88%	217	572	0.33%
30 June 2020
Wholesale lending by sector
Airlines and aerospace	175	5	0.21%	17	4	0.17%	-	-	-
Automotive	9,267	309	4.07%	495	111	1.46%	26	22	0.29%
Education	1,347	36	2.11%	83	21	1.23%	4	30	1.76%
Health	6,976	222	3.78%	543	69	1.17%	2	5	0.09%
Land transport and logistics	6,222	181	3.94%	306	66	1.44%	2	3	0.07%
Leisure	22,776	715	7.13%	1,697	305	3.04%	16	11	0.11%
Oil and gas	197	6	0.29%	13	5	0.24%	-	-	-
Retail	23,824	808	10.19%	1,395	328	4.14%	13	48	0.61%
Property (3)	41,233	1,170	2.89%	2,018	456	1.13%	27	31	0.08%
Other (including Business
Banking)	88,391	2,343	2.55%	7,160	1,035	1.13%	53	31	0.03%
Total	200,408	5,795	3.32%	13,727	2,400	1.38%	143	181	0.10%

Notes:
(1)    The table contains some cases which as at 30 September 2020 were approved but not yet drawn down.
(2)    Approved limits as at 30 September 2020 were as follows: BBLS - £7.9 billion (95% drawn); CBILS - £3.9 billion (83% drawn); CLBILS - £1.2 billion (50% drawn).
(3)    Construction activities previously reported in Other (including Business Banking) have been reclassified as Property, to be consistent with other sector analysis provided. Comparatives have been restated.

Key points

●      The value and volume of lending under government support schemes continued to grow during Q3 2020, though at a slower rate than in Q2 2020.

●      Customers seeking Covid-19 related support, including payment holidays, who were not subject to any wider SICR triggers and who are assessed as being viable and able to meet credit appetite metrics in the medium-term post-crisis, were not considered to have been granted forbearance. Completed forbearance flow for Wholesale remained elevated in Q3 2020, in line with Q2 2020. Property, Transport and Leisure represented the largest share of forbearance flow in Q3 2020, continuing an emerging trend from Q2 2020. The rise in Transport and Property results from forbearance completed on individually significant exposures. Payment holidays and covenant waivers remain the most common forms of forbearance granted. Heightened Monitoring and Risk of Credit Loss values increased in the quarter with a concentration towards borrowers in the Retail, Leisure and Property sectors which represented approximately 50% of the inflows to the framework (refer to page 134 of the NatWest Group plc's Annual Report and Accounts 2019 for further details of the Risk of Credit Loss framework).

Condensed consolidated income statement for the period ended 30 September 2020 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Interest receivable	7,702	8,474	2,512	2,507	2,921
Interest payable	(1,924)	(2,464)	(586)	(597)	(915)
Net interest income	5,778	6,010	1,926	1,910	2,006
Fees and commissions receivable	2,081	2,570	651	682	808
Fees and commissions payable	(591)	(673)	(199)	(217)	(186)
Income from trading activities	1,054	794	252	210	195
Other operating income (1)	(61)	1,319	(207)	91	80
Non-interest income	2,483	4,010	497	766	897
Total income	8,261	10,020	2,423	2,676	2,903
Staff costs	(2,937)	(3,028)	(982)	(963)	(1,000)
Premises and equipment	(902)	(823)	(251)	(393)	(265)
Other administrative expenses	(1,081)	(2,085)	(385)	(298)	(1,222)
Depreciation and amortisation	(635)	(853)	(194)	(248)	(232)
Impairment of other intangible assets	(9)	(9)	(2)	(7)	21
Operating expenses	(5,564)	(6,798)	(1,814)	(1,909)	(2,698)
Profit before impairment losses	2,697	3,222	609	767	205
Impairment losses	(3,112)	(536)	(254)	(2,056)	(213)
Operating (loss)/profit before tax	(415)	2,686	355	(1,289)	(8)
Tax credit/(charge)	1	(395)	(207)	396	(201)
(Loss)/profit for the period	(414)	2,291	148	(893)	(209)

Attributable to:
Ordinary shareholders	(644)	1,723	61	(993)	(315)
Preference shareholders	21	30	5	8	10
Paid-in equity holders	272	277	80	95	95
Non-controlling interests	(63)	261	2	(3)	1
	(414)	2,291	148	(893)	(209)
Earnings per ordinary share	(5.3p)	14.3p	0.5p	(8.2p)	(2.6p)
Earnings per ordinary share - fully diluted	(5.3p)	14.2p	0.5p	(8.2p)	(2.6p)

Note:
(1)    Other operating income includes £324 million loss on redemption of own debt.

Condensed consolidated statement of comprehensive income for the period ended 30 September 2020 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
(Loss)/profit for the period	(414)	2,291	148	(893)	(209)
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	54	(96)	(14)	90	(28)
Profit/(loss) on fair value of credit in financial liabilities
designated as at FVTPL due to own credit risk	20	(115)	(63)	(105)	(19)
FVOCI financial assets	(43)	(92)	77	133	(130)
Tax	13	24	13	-	(2)
	44	(279)	13	118	(179)
Items that do qualify for reclassification
FVOCI financial assets	(37)	(3)	74	32	9
Cash flow hedges	364	688	(53)	105	286
Currency translation	425	(298)	(150)	217	(57)
Tax	(85)	(193)	94	(126)	(71)
	667	194	(35)	228	167
Other comprehensive income/(loss) after tax	711	(85)	(22)	346	(12)
Total comprehensive income/(loss) for the period	297	2,206	126	(547)	(221)

Attributable to:
Ordinary shareholders	51	1,624	37	(648)	(326)
Preference shareholders	21	30	5	8	10
Paid-in equity holders	272	277	80	95	95
Non-controlling interests	(47)	275	4	(2)	-
	297	2,206	126	(547)	(221)

Condensed consolidated balance sheet as at 30 September 2020 (unaudited)
	30 September	30 June	31 December
	2020	2020	2019
	£m	£m	£m
Assets
Cash and balances at central banks	106,388	100,281	77,858
Trading assets	70,820	72,402	76,745
Derivatives	164,311	183,419	150,029
Settlement balances	10,947	7,806	4,387
Loans to banks - amortised cost	11,864	12,972	10,689
Loans to customers - amortised cost	353,691	352,341	326,947
Other financial assets	58,736	62,727	61,452
Intangible assets	6,600	6,602	6,622
Other assets	8,204	8,337	8,310
Total assets	791,561	806,887	723,039

Liabilities
Bank deposits	18,666	21,119	20,493
Customer deposits	418,358	408,268	369,247
Settlement balances	9,839	6,895	4,069
Trading liabilities	73,023	75,540	73,949
Derivatives	160,532	179,859	146,879
Other financial liabilities	48,848	49,681	45,220
Subordinated liabilities	10,467	13,558	9,979
Other liabilities	8,678	8,906	9,647
Total liabilities	748,411	763,826	679,483

Equity
Ordinary shareholders' interests	38,693	38,608	38,993
Other owners' interests	4,495	4,495	4,554
Owners' equity	43,188	43,103	43,547
Non-controlling interests	(38)	(42)	9
Total equity	43,150	43,061	43,556
Total liabilities and equity	791,561	806,887	723,039

Condensed consolidated statement of changes in equity for the period ended 30 September 2020 (unaudited)

	Share
capital and					Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	13,146	4,058	13,946	12,397	43,547	9	43,556
Loss attributable to ordinary shareholders
and other equity owners	-	-	(351)	-	(351)	(63)	(414)
Other comprehensive income
- Realised gains in period
on FVOCI equity shares (1)	-	-	114	(114)	-	-	-
- Remeasurement of retirement
benefit schemes	-	-	54	-	54	-	54
- Changes in fair value of credit in financial
liabilities at FVTPL	-	-	20	-	20	-	20
- Other amounts recognised in equity	-	-	-	810	810	16	826
- Amount transferred from equity to earnings	-	-	-	(133)	(133)	-	(133)
- Recycled to profit or loss on disposal							-
of businesses	-	-	-	16	16	-	16
- Tax	-	-	1	(73)	(72)	-	(72)
Preference share and paid-in equity
dividends paid	-	-	(293)	-	(293)	-	(293)
Unclaimed dividend	-	-	2	-	2	-	2
Shares and securities issued during the year	49	1,220	(11)	-	1,258	-	1,258
Redemption/reclassification	-	(1,277)	(355)	-	(1,632)	-	(1,632)
Share-based payments	-	-	(56)	-	(56)	-	(56)
Movement in own shares held	18	-	-	-	18	-	18
At 30 September 2020	13,213	4,001	13,071	12,903	43,188	(38)	43,150

						30 September
							2020
Attributable to:							£m
Ordinary shareholders							38,693
Preference shareholders							494
Paid-in equity holders							4,001
Non-controlling interests							(38)
							43,150
*Other reserves consists of:
Merger reserve							10,881
FVOCI reserve							(36)
Cash flow hedging reserve							300
Foreign exchange reserve							1,758
							12,903

Note:
(1)   The gain includes a reclassification from Other comprehensive income to Retained earnings following conversion of Visa B and C preference shares to Visa Class A shares in September 2020. There has been a corresponding adjustment to the conversion ratio of the Visa B and C preference shares.

Notes
1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with NatWest Group plc's (formerly The Royal Bank of Scotland Group plc) 2019 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed NatWest Group's forecasts, projections, the potential impact of Covid-19, and other relevant evidence, the directors have a reasonable expectation that NatWest Group will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 30 September 2020 have been prepared on a going concern basis.

2. Accounting policies
NatWest Group's principal accounting policies are as set out on pages 208 to 212 of the NatWest Group plc's 2019 Annual Report and Accounts and are unchanged other than as presented below.

Accounting policy changes effective 1 January 2020
Amendments to IFRS 3 Business Combinations (IFRS 3) - Changes to the definition of a business
The IASB amended IFRS 3 to provide additional guidance on the definition of a business. The amendment aims to help entities when determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are in line with current accounting policy and therefore did not affect the financial statements.

Definition of material - Amendments to IAS 1 - Presentation of Financial Statements (IAS 1) and IAS 8 -
Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8)
The IASB clarified the definition of 'material' and aligned the definition of material used in the Conceptual Framework and in other IFRS standards. The amendments clarify that materiality will depend on the nature or magnitude of information. Under the amended definition of materiality, an entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. NatWest Group's definition and application of materiality is in line with the definition in the amendments.

Interest Rate Benchmark Reform (IBOR reform) Phase 1 amendments to IFRS 9 and IAS 39
The IASB issued 'Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)' as a first reaction to the potential effects the IBOR reform could have on financial reporting. The amendments focused on hedge accounting and allow hedge relationships affected by the IBOR reform to be accounted for as continuing hedges. Amendments are effective for annual reporting periods beginning on or after 1 January 2020 with early application permitted. NatWest Group early adopted these amendments for the annual period ending on 31 December 2019.

Interest Rate Benchmark Reform (IBOR reform) Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
Phase 2 of the IASB's IBOR project addresses the wider accounting issues arising from the IBOR reform. This was published in August 2020 and is awaiting endorsement. The amendments are effective for annual reporting periods beginning on or after 1 January 2021 with early application permitted. NatWest Group intends to early adopt Phase 2 of the standard once endorsed. NatWest Group's IBOR transition program remains on-track and key milestones have been met. Conversion from LIBOR to alternative risk-free rates (RFRs) is expected to increase as RFR-based products become more widely available and key market-driven conversion events occur.

Amendment to IFRS effective 1 June 2020
Covid-19 amendments on lease modifications - Amendments to IFRS 16 - Leases (IFRS 16)
The IASB published 'amendments to IFRS 16 covering Covid-19-Related Rent Concessions'. These provide lessees with an exemption from assessing whether a Covid-19 related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after 1 June 2020. The effect of the amendment on NatWest Group's financial statements is immaterial and will be adopted from 1 January 2021.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NatWest Group's financial condition are those relating to goodwill, provisions for liabilities and charges, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 212 of the NatWest Group plc's 2019 Annual Report and Accounts. Estimation uncertainty has been affected by the Covid-19 pandemic during the first three quarters of 2020. Management's consideration of this source of uncertainty is outlined in the relevant sections of this Interim Management Statement, including the ECL estimate for the period in the Capital and Risk Management section contained in the NatWest Group Interim Results 2020.

Notes
2. Accounting policies continued
Information used for significant estimates
The Covid-19 pandemic has continued to cause significant economic and social disruption during the quarter ended 30 September 2020. Key financial estimates are based on a range of anticipated future economic conditions described by internally developed scenarios.  Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the Covid-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods, including impairment of goodwill (refer to the NatWest Group plc risk factors in the 2019 Annual Report and Accounts and the summary risk factors contained in the Q1 2020 IMS and the Interim Results 2020).

Goodwill
Goodwill remains recoverable: key assumptions and sensitivities around these assumptions are materially consistent with those disclosed in the NatWest Group Interim Results 2020.

Tax credit
The lower than anticipated tax credit by applying the standard UK statutory tax rate of 19%, is attributable to a decrease in the carrying value of deferred tax assets in respect of losses, no recognition of deferred tax in the period in respect of some current year tax losses and the banking surcharge. This is offset to some extent by the UK Government decision to reverse the previously enacted reduction in the UK tax rate change.

3. Litigation, investigations and reviews
NatWest Group's Interim Results 2020, issued on 31 July 2020, included disclosures about NatWest Group's litigation, investigations and reviews in Note 14. Set out below are the material developments in those matters since the Interim Results 2020 were published.

Litigation
Residential mortgage-backed securities litigation in the US
In September 2020, NWMSI settled residential mortgage-backed securities (RMBS) claims by the Federal Home Loan Bank of Seattle. The settlement amount, which has been paid, was covered by an existing provision.

In September 2020, a complaint was served on NWMSI by the State of New Mexico, which claims, in a case pending in state court in New Mexico, that certain New Mexico state agencies suffered US$119 million in damages resulting from misrepresentations concerning RMBS they purchased from NWMSI and six other banks primarily from 2005-2007.

London Interbank Offered Rate (LIBOR) and other rates litigation
On 18 August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States consumer borrowers against the USD ICE LIBOR panel banks and their affiliates, alleging that the normal process of setting USD ICE LIBOR amounts to illegal price-fixing, and also that banks in the United States have illegally agreed to use LIBOR as a component of price in variable consumer loans. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NWB Plc. The plaintiffs seek damages and to prevent the enforcement of LIBOR-based instruments.

EUA trading litigation
Following judgment against NWM Plc in March 2020, the High Court on 2 October 2020 quantified damages against NWM Plc at £45 million plus interest and costs, and permitted it to appeal to the Court of Appeal.

Investigations and reviews
US investigations relating to fixed-income securities
In September 2020, the NatWest Markets business reached a settlement in principle, subject to documentation, with the State of Maryland concerning its investigation of the issuance and underwriting of RMBS. The amount of the tentative settlement, which will be paid by RBS Financial Products Inc., is covered by an existing provision.

4. Post balance sheet events
Other than as disclosed there have been no other significant events between 30 September 2020 and the date of approval of these accounts which would require a change to or additional disclosure in the condensed consolidated financial statements.

Additional information
Presentation of information
'Parent company' refers to NatWest Group plc and 'NatWest Group' refers to NatWest Group plc and its subsidiary and associated undertakings. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH') and its subsidiary and associated undertakings.  The term 'NWM Group' refers to NatWest Markets Plc ('NWM Plc') and its subsidiary and associated undertakings.  The term 'NWM N.V.' refers to NatWest Markets N.V. The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc.  The term 'NWB Plc' refers to National Westminster Bank Plc.  The term 'UBI DAC' refers to Ulster Bank Ireland DAC.  The term 'RBSI Limited' refers to The Royal Bank of Scotland International Limited.

UK Personal Banking was renamed Retail Banking, with effect from 16 September 2020.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ('UK'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2019 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contacts
Analyst enquiries:	Alexander Holcroft, Investor Relations	+44 (0) 20 7672 1758
Media enquiries:	NatWest Group Press Office	+44 (0) 131 523 4205

	Analyst and investor call	Webcast and dial in details
Date:	30 October 2020	https://investors.natwestgroup.com/results-centre
Time:	9am UK time	International: +44 (0) 203 057 6566
Conference ID:	4482325	UK Free Call: 0800 279 5995 US Local Dial-In, New York: +1 646 741 2115

Available on www.natwestgroup.com/results
●        Q3 2020 Interim Management Statement and slides.
●        A financial supplement containing income statement, balance sheet and segment performance for the quarter ended 30 September 2020.
●        NatWest Group and NWH Group Pillar 3 supplements.

Forward looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on NatWest Group. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2019 Annual Report and Accounts (ARA), NatWest Group plc's Interim Results for Q1 2020 and NatWest Group plc's Interim Results for H1 2020 and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Appendix

Non-IFRS financial measures

Appendix Non-IFRS financial measures
As described in Note 1, NatWest Group prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Non-IFRS financial measures
Measure	Basis of preparation	Additional analysis or reconciliation
NatWest Group return on tangible equity
Annualised loss or profit for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity less average intangible assets and average other owners' equity.
Table 1
Segmental return on equity
Annualised segmental operating loss or profit adjusted for tax and for preference share dividends divided by average notional equity, allocated at an operating segment specific rate, of the period average segmental risk-weighted assets incorporating the effect of capital deductions (RWAes).
Table 1
Operating expenses analysis - management view
The management analysis of operating expenses shows strategic costs and litigation and conduct costs in separate lines. Depreciation and amortisation, impairment of other intangibles and other administrative expenses attributable to these costs are included in strategic costs and litigation and conduct costs lines for management analysis. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
Table 2
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Table 3
Commentary - adjusted periodically for specific items
NatWest Group and segmental business performance commentary have been adjusted for the impact of specific items such as transfers, strategic costs and, litigation and conduct costs (detailed on pages 10 to 14).
Notable items - page 4 Transfers - pages 5 and 8 Strategic costs and, litigation and conduct costs - pages 10 to 14
Bank net interest margin (NIM)	Net interest income of the banking business less NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less NWM element.	Table 4

Performance metrics not defined under IFRS(1)
Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Table 5
Tangible net asset value (TNAV)	Tangible equity divided by the number of ordinary shares in issue. Tangible equity is ordinary shareholders' interest less intangible assets.	Page 3
NIM	Net interest income of the banking business as a percentage of interest-earning assets of the banking business.	Page 3
Funded assets	Total assets less derivatives.	Pages 10 to 14
ECL loss rate	The annualised loan impairment charge divided by gross customer loans.	Pages 10 to 14
Third party customer asset rate
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers only. This excludes intragroup items, loans to banks and liquid asset portfolios, which are included for the calculation of net interest margin.
Pages 10 to 14
Third party customer funding rate
Third party customer funding rate is calculated as annualised interest payable on third-party customer deposits as a percentage of third-party customer deposits. This excludes intragroup items, bank deposits and debt securities in issue.
Pages 10 to 14

Note:
(1)     Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

Appendix Non-IFRS financial measures
1. Return on tangible equity

	Nine months ended or as at		Quarter ended or as at
	30 September	30 September	30 September	30 June	30 September
	2020	2019	2020	2020	2019
(Loss)/profit attributable to ordinary shareholders (£m)	(644)	1,723	61	(993)	(315)
Annualised (loss)/profit attributable to ordinary
shareholders (£m)	(859)	2,297	244	(3,972)	(1,260)
Adjustment for PPI provision for Q3 2019 (£m)					900
Adjusted profit attributable to ordinary shareholders (£m)					585
Annualised adjusted (loss)/profit attributable to ordinary
shareholders (£m)					2,340

Average total equity (£m)	43,766	46,025	43,145	44,068	45,579
Adjustment for other owners' equity and intangibles (£m)	(11,760)	(12,432)	(11,482)	(11,987)	(12,226)
Adjusted total tangible equity (£m)	32,006	33,593	31,663	32,081	33,353

Return on tangible equity (%)	(2.7%)	6.8%	0.8%	(12.4%)	(3.8%)
Return on tangible equity adjusting for impact
of PPI provision (%)					7.0%

Appendix Non-IFRS financial measures
1. Return on tangible equity continued
		Ulster
	Retail	Bank	Commercial	Private	RBS	NatWest
Nine months ended 30 September 2020	Banking	RoI	Banking	Banking	International	Markets
Operating profit/(loss) (£m)	758	(244)	(684)	141	112	3
Preference share cost allocation (£m)	(66)	-	(114)	(17)	(15)	(51)
Adjustment for tax (£m)	(194)	-	223	(35)	(14)	13
Adjusted attributable profit/(loss) (£m)	498	(244)	(575)	89	83	(35)
Annualised adjusted attributable profit/(loss) (£m)	664	(325)	(767)	119	111	(47)
Average RWAe (£bn)	37.6	12.6	76.6	10.3	6.9	39.2
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.5	2.0	8.8	1.3	1.1	5.9
Return on equity	12.2%	(16.6%)	(8.7%)	9.2%	10.0%	(0.8%)

Nine months ended 30 September 2019
Operating profit (£m)	529	54	1,032	236	282	107
Adjustment for tax (£m)	(148)	-	(289)	(66)	(39)	(30)
Preference share cost allocation (£m)	(54)	-	(123)	(12)	(5)	(50)
Adjusted attributable profit(£m)	327	54	620	158	238	27
Annualised adjusted attributable profit (£m)	436	72	827	211	317	36
Adjustment for Alawwal bank merger gain (£m)	-	-	-	-	-	(200)
Annualised adjusted attributable profit/(loss) (£m)	436	72	827	211	317	(164)
Average RWAe (£bn)	37.4	14.2	79.3	9.7	6.9	49.0
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.6	2.1	9.5	1.3	1.1	7.4
Return on equity	7.8%	3.4%	8.7%	16.7%	28.5%	(2.2%)

Quarter ended 30 September 2020
Operating profit/(loss) (£m)	305	(5)	324	57	25	(66)
Preference share cost allocation (£m)	(22)	-	(38)	(6)	(5)	(17)
Adjustment for tax (£m)	(79)	-	(80)	(14)	(3)	23
Adjusted attributable profit/(loss) (£m)	204	(5)	206	37	17	(60)
Annualised adjusted attributable profit/(loss) (£m)	816	(20)	824	148	68	(240)
Average RWAe (£bn)	36.7	12.3	77.8	10.5	6.8	34.0
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.3	1.9	8.9	1.3	1.1	5.1
Return on equity	15.3%	(1.0%)	9.2%	11.2%	6.4%	(4.7%)

Quarter ended 30 June 2020
Operating profit/(loss) (£m)	129	(218)	(971)	35	19	(137)
Preference share cost allocation (£m)	(22)	-	(38)	(5)	(5)	(17)
Adjustment for tax (£m)	(30)	-	283	(8)	(2)	43
Adjusted attributable profit/(loss)(£m)	77	(218)	(726)	22	12	(111)
Annualised adjusted attributable profit/(loss) (£m)	308	(872)	(2,904)	88	48	(444)
Average RWAe (£bn)	37.4	12.6	77.8	10.3	7.1	41.8
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.4	2.0	8.9	1.3	1.1	6.3
Return on equity	5.7%	(44.5%)	(32.5%)	6.6%	4.3%	(7.1%)

Quarter ended 30 September 2019
Operating (loss)/profit (£m)	(508)	31	331	81	88	(193)
Adjustment for tax (£m)	142	-	(92)	(23)	(12)	54
Preference share cost allocation (£m)	(18)	-	(41)	(4)	(5)	(20)
Adjusted attributable (loss)/profit (£m)	(384)	31	198	54	71	(159)
Annualised adjusted attributable (loss)/profit (£m)	(1,536)	124	792	216	283	(634)
Average RWAe (£bn)	38.2	14.2	78.8	9.9	6.8	48.7
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.7	2.1	9.5	1.3	1.1	7.3
Return on equity	(26.8%)	5.8%	8.4%	16.8%	26.0%	(8.7%)

Appendix Non-IFRS financial measures
2. Operating expenses analysis
Statutory analysis (1,2)
	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2020	2019	2020	2020	2019
Operating expenses	£m	£m	£m	£m	£m
Staff costs	2,937	3,028	982	963	1,000
Premises and equipment	902	823	251	393	265
Other administrative expenses	1,081	2,085	385	298	1,222
Depreciation and amortisation	635	853	194	248	232
Impairment of other intangible assets	9	9	2	7	(21)
Total operating expenses	5,564	6,798	1,814	1,909	2,698

Non-statutory analysis
	Nine months ended
	30 September 2020				30 September 2019
		Litigation				Litigation
		and		Statutory		and		Statutory
	Strategic	conduct	Other	operating	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Staff costs	315	-	2,622	2,937	296	-	2,732	3,028
Premises and equipment	170	-	732	902	93	-	730	823
Other administrative expenses	143	(81)	1,019	1,081	197	810	1,078	2,085
Depreciation and amortisation	52	-	583	635	233	-	620	853
Impairment of other intangible assets	7	-	2	9	25	-	(16)	9
Total	687	(81)	4,958	5,564	844	810	5,144	6,798

	Quarter ended
	30 September 2020				30 June 2020
		Litigation				Litigation
		and		Statutory		and		Statutory
	Strategic	conduct	Other	operating	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Staff costs	155	-	827	982	87	-	876	963
Premises and equipment	22	-	229	251	135	-	258	393
Other administrative expenses	43	8	334	385	57	(85)	326	298
Depreciation and amortisation	3	-	191	194	47	-	201	248
Impairment of other intangible assets	-	-	2	2	7	-	-	7
Total	223	8	1,583	1,814	333	(85)	1,661	1,909

	Quarter ended
	30 September 2019
		Litigation
		and		Statutory
	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	109	-	891	1,000
Premises and equipment	28	-	237	265
Other administrative expenses	67	750	405	1,222
Depreciation and amortisation	11	-	221	232
Impairment of other intangible assets	-	-	(21)	(21)
Total	215	750	1,733	2,698

Notes:
(1)    On a statutory, or GAAP basis, strategic costs are included within staff costs, premises and equipment, depreciation and amortisation, impairment of other intangible assets and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.
(2)    On a statutory, or GAAP basis, litigation and conduct costs are included within other administrative expenses.

Appendix Non-IFRS performance measures
3. Cost:income ratio
		Ulster					Central	Total
	Retail	Bank	Commercial	Private	RBS	NatWest	items	NatWest
	Banking	RoI	Banking	Banking	International	Markets	& other	Group
Nine months ended	£m	£m	£m	£m	£m	£m	£m	£m
30 September 2020
Operating expenses	(1,722)	(372)	(1,774)	(364)	(179)	(1,009)	(144)	(5,564)
Operating lease depreciation	-	-	110	-	-	-	-	110
Adjusted operating expenses	(1,722)	(372)	(1,664)	(364)	(179)	(1,009)	(144)	(5,454)
Total income	3,207	379	3,007	579	371	1,050	(332)	8,261
Operating lease depreciation	-	-	(110)	-	-	-	-	(110)
Adjusted total income	3,207	379	2,897	579	371	1,050	(332)	8,151
Cost:income ratio	53.7%	98.2%	57.4%	62.9%	48.2%	96.1%	nm	66.9%

30 September 2019
Operating expenses	(2,830)	(412)	(1,900)	(351)	(181)	(1,026)	(98)	(6,798)
Operating lease depreciation	-	-	103	-	-	-	-	103
Adjusted operating expenses	(2,830)	(412)	(1,797)	(351)	(181)	(1,026)	(98)	(6,695)
Total income	3,671	428	3,242	582	460	1,092	545	10,020
Operating lease depreciation	-	-	(103)	-	-	-	-	(103)
Adjusted total income	3,671	428	3,139	582	460	1,092	545	9,917
Cost:income ratio	77.1%	96.3%	57.2%	60.3%	39.3%	94.0%	nm	67.5%

Quarter ended
30 September 2020
Operating expenses	(647)	(127)	(553)	(112)	(53)	(302)	(20)	(1,814)
Operating lease depreciation	-	-	37	-	-	-	-	37
Adjusted operating expenses	(647)	(127)	(516)	(112)	(53)	(302)	(20)	(1,777)
Total income	1,022	130	1,004	187	112	234	(266)	2,423
Operating lease depreciation	-	-	(37)	-	-	-	-	(37)
Adjusted total income	1,022	130	967	187	112	234	(266)	2,386
Cost:income ratio	63.3%	97.7%	53.4%	59.9%	47.3%	129.1%	nm	74.5%

30 June 2020
Operating expenses	(546)	(122)	(611)	(129)	(65)	(365)	(71)	(1,909)
Operating lease depreciation	-	-	37	-	-	-	-	37
Adjusted operating expenses	(546)	(122)	(574)	(129)	(65)	(365)	(71)	(1,872)
Total income	1,035	120	995	191	115	273	(53)	2,676
Operating lease depreciation	-	-	(37)	-	-	-	-	(37)
Adjusted total income	1,035	120	958	191	115	273	(53)	2,639
Cost:income ratio	52.8%	101.7%	59.9%	67.5%	56.5%	133.7%	nm	70.9%

30 September 2019
Operating expenses	(1,601)	(131)	(638)	(119)	(62)	(348)	201	(2,698)
Operating lease depreciation	-	-	35	-	-	-	-	35
Adjusted operating expenses	(1,601)	(131)	(603)	(119)	(62)	(348)	201	(2,663)
Total income	1,224	145	1,077	198	150	150	(41)	2,903
Operating lease depreciation	-	-	(35)	-	-	-	-	(35)
Adjusted total income	1,224	145	1,042	198	150	150	(41)	2,868
Cost:income ratio	130.8%	90.3%	57.9%	60.1%	41.3%	232.0%	nm	92.9%

Appendix Non-IFRS performance measures
4. Net interest margin
	Nine months ended or as at		Quarter ended or as at
	30 September	30 September	30 September	30 June	30 September
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
NatWest Group net interest income	5,778	6,010	1,926	1,910	2,006
NWM net interest income	55	184	21	(6)	62
Net interest income excluding NWM	5,833	6,194	1,947	1,904	2,068
Annualised net interest income	7,718	8,035	7,662	7,682	7,959
Annualised net interest income excluding NWM	7,792	8,281	7,746	7,658	8,205
Average interest earning assets (IEA)	487,777	445,068	507,325	497,440	454,429
NWM average IEA	38,403	35,065	39,213	39,874	38,616
Bank average IEA excluding NWM	449,374	410,003	468,112	457,566	415,813

Net interest margin	1.58%	1.81%	1.51%	1.54%	1.75%
Bank net interest margin (NatWest Group NIM excluding NWM)	1.73%	2.02%	1.65%	1.67%	1.97%

5. Loan:deposit ratio
	As at
	30 September	30 June	31 December
	2020	2020	2019
	£m	£m	£m
Loans to customers - amortised cost	353,691	352,341	326,947
Customer deposits	418,358	408,268	369,247
Loan:deposit ratio (%)	85%	86%	89%

Date: 30 October 2020

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary